UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2020

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Senior Managing Executive Officer / Group CFO

Convocation Notice of the 18th Ordinary General Meeting of Shareholders Table of contents
4	Message to our shareholders
Point 01 Establishment of stable profit structure and resilient financial base		p. 4
Point 02 Annual cash dividend on common stock for fiscal year 2019: JPY 7.50		p. 6
Point 03 Our highly effective governance system		p. 7

Point 04 All shares will be consolidated on the basis of one post-consolidation share per ten pre-consolidation shares, and shareholders may propose issuing dividends at the general meeting of shareholders

p. 10
Point 05 For sustainable and stable growth		p. 12

14	Convocation notice of the 18th Ordinary General Meeting of Shareholders

18	Reference materials for the General Meeting of Shareholders

Company’s proposal (proposals 1 through 3)	p. 18
Company’s proposal and shareholders’ proposal (proposal 4)	p. 52
Shareholders’ proposals (proposals 5 through 9)	p. 54

66	Business Report for the 18th Fiscal Year

1.Thecurrent state of Mizuho Financial Group, Inc.	p. 66

Issues to be addressed by the group	p. 75

2.Matters regarding directors and executive officers	p. 96

Aggregate compensation for directors and executive officers	p. 110

3. Matters regarding outside directors	p. 118
4.Mattersregarding Mizuho Financial Group’s shares	p. 121
5.Mattersregarding stock acquisition rights of Mizuho Financial Group	p. 124
6.Other	p. 126

127	Consolidated Financial Statements and other related documents

Consolidated Financial Statements	p. 127
Non-consolidated Financial Statements	p. 130
Audit Report	p. 133

141	Reference

Policy regarding Mizuho Financial Group’s cross-shareholdings of other listed companies	p. 141

145	Toward more enhanced dialogue with shareholders

Some part of the Business Report for the 18th Fiscal Year, the Consolidated Financial Statements and other related documents are disclosed through postings on Mizuho Financial Group’s website (https://www.mizuho-fg.com/).

Forward-looking Statements

This material contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our 5–Year Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on December 26, 2019, both of which are available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

∎ Highlight of financial results (consolidated)

(JPY billion)	FY2019	YoY
Profit Attributable to Owners of Parent	448.5	352.0	á

Consolidated Net Business Profits [1]	672.5	264.2	á
Credit-related Costs	(171.7)	(152.1	) ¯
Net Gains (Losses) Related to Stocks	126.5	(133.3	) ¯
Common Equity Tier 1 capital ratio	11.65%	(1.11%	) ¯

Note 1:

Consolidated Gross Profits - G&A Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments (including Net Gains (Losses) related to ETFs and others).

∎ Key points of financial results

•	Regarding Consolidated Net Business Profits, we achieved 108% of our target of JPY 620.0 billion for fiscal year 2019 due to steady business performance in the customer divisions and markets division.

•

With respect to Profit Attributable to Owners of Parent, we achieved 95% of our target of JPY 470.0 billion due primarily to reserves of JPY 80.4 billion recorded as Credit-related Costs from a forward-looking perspective taking into account the impact of COVID-19.

∎ Financial targets under 5-Year Business Plan and results of other key indicators

Note 2:	Excluding Net Unrealized Gains (Losses) on Other Securities.

Note 3:

Basel III finalization fully-effective basis excluding Net Unrealized Gains (Losses) on Other Securities; including the effect of partially fixing unrealized gains on stocks through hedging transactions.

Note 4:	Other Securities which have readily determinable fair market values, acquisition cost basis.

∎ Cash dividend for fiscal year 2019

	Cash dividend for FY2019 (annual dividend)	Amount of fiscal year-end cash dividend out of annual cash dividend

Cash dividend per share of common stock	JPY 7.50	JPY 3.75

Total cash dividend	JPY 190.4 billion	JPY 95.2 billion

∎ Policy to return profits to shareholders

We are maintaining the current level of dividends for the time being while aiming to strengthen our capital base further to enhance returns to shareholders at an early stage.

We will comprehensively consider the business environment such as the Mizuho group’s business results, profit base, status of capital adequacy, and domestic and international regulatory trends such as the Basel framework in determining the returns to shareholders for each term.

•	We have been implementing disciplined capital management policy by pursuing the optimum balance between strengthening of stable capital base and steady returns to shareholders.

•

Under our shareholder return policy, we decided to make cash dividend payments of JPY 7.50 per share of common stock for fiscal year 2019 as estimated at the beginning of this fiscal year. To make such decision, we comprehensively took into account our business environment such as the actual result of Profit Attributable to Owners of Parent for fiscal year 2019, status of capital adequacy, and domestic and international regulatory trends such as the Basel framework.

∎ Features of our governance system

∎ Our governance from the perspective of the Chairman of the Board of Directors

Regarding the operational status of the Board of Directors during the past year, Ms. Ota, who served as the Chairman of the Board of Directors, stated as follows:

(i) Our governance system

At the start of the 5-Year Business Plan, the Board of Directors has performed tasks to analyze our current situation more precisely and in a multifaceted manner, and as a result, our issues were deeply shared among internal and outside directors. This initiative led us to take steps toward structural reforms. In addition to closely examining the progress of the plan, the Board of Directors thoroughly discussed personnel system reforms, our sustainability initiatives and other related subjects during the past year.

(ii) Future Board of Directors

Our efforts towards the Next Generation of Financial Services have just begun. Even amidst this extremely challenging environment due to the impact of the novel coronavirus, we are committed to making the utmost efforts to overcome this crisis, accelerate reforms and pave the way to the Next Generation of Financial Services. We also expect that the new members of the Board of Directors to be appointed will be able to raise the quality of governance to meet these objectives.

∎ Report on the operational status of the Board of Directors and the three legally-required committees in FY2019

Board of Directors

Non-executive director ratio
64%

The Chairman of the Board of Directors is an outside director.

Chairman
Hiroko Ota

The Board of Directors makes decisions on business execution such as the basic management policy and supervises directors and executive officers as defined in the Companies Act.

▸ Operational status

Recognizing that FY 2019 is the first year of the 5-Year Business Plan and an important year, during which the structural reforms focused on three interconnected areas, i.e., business structure, finance structure and corporate foundations, should be promoted, the Board of Directors monitored among others, the progress of the business plan, the next-generation IT system and the new personnel strategy. The Board of Directors also discussed sustainability initiatives.

Nominating Committee

Outside director ratio
100%

All members are outside directors.

Chairman
Tatsuo Kainaka

The Nominating Committee, among other things, makes decisions on the content of proposals regarding the appointment and dismissal of directors that are submitted to general meetings of shareholders.

▸ Operational status

In order to establish a more effective governance system and strengthen the system of execution formed with Mr. Sakai, Group CEO, as the central figure, the Committee chose the candidates for the directors of Mizuho Financial Group, approved the selection of directors of the Three Core Companies and performed other related duties. In addition, the Committee discussed the status of creation and operation of the succession plan and human resource development.

Compensation Committee

Outside director ratio
100%

All members are outside directors.

Chairman
Masami Yamamoto

The Compensation Committee determines the policy for determination of executive compensation and the compensation for each individual director and executive officer (as defined in the Companies Act) of Mizuho Financial Group and conducts other matters.

▸ Operational status

For the purpose of achieving the sustainable and stable growth of the group, the Committee discussed the ideal form of executive compensation in order to maximize the roles that each director and executive officer should fulfill. The Committee also decided on the compensation of individual directors and executive officers as defined in the Companies Act of Mizuho Financial Group, approved the compensation of individual directors of the Three Core Companies and performed other related duties.

Audit Committee

Outside director ratio
60%

The majority of the members are outside directors.

Chairman
Tetsuo Seki

The Audit Committee audits the legality and appropriateness of the execution of duties by directors and executive officers as defined in the Companies Act.

▸ Operational status

The Committee confirmed the effectiveness of the Structure for Ensuring Appropriate Conduct of Operations (internal control system) and monitored the 5-Year Business Plan and structural reforms, focusing on progress in terms of financial issues, risk trends that may hinder the realization of the plan and other related matters.

The reason for the appointment as a director of each candidate is provided on pages 20 through 38.

∎ Share consolidation

The number of shares you own on the day prior to October 1, 2020, will become one tenth (1/10).

* Trading Unit: the number of shares that is used as the acceptable quantity for trading on the Tokyo Stock Exchange.

▶      The Trading Unit of our shares will be within the desirable range of JPY 50,000 to JPY 500,000, which is designated by the Tokyo Stock Exchange’s Securities Listing Regulations.

▶      The share consolidation will enable us to set the amount of dividend per share more precisely, which will also enhance the flexibility of our capital management.

Please note the following:

∎  The number of shares constituting one Trading Unit will remain at 100 shares and will not be changed. Accordingly, after the share consolidation, the Trading Unit of our shares on the Tokyo Stock Exchange will become ten times larger than that prior to the share consolidation.

If you currently own fewer than 1,000 shares, the share consolidation will cause you to newly own shares of less than one Trading Unit and thus, you may be subject to a restriction on the sale of your shares.

∎  If you own fractions of shares constituting less than one share after the share consolidation (i.e., shares that currently constitute less than a unit of ten shares), we will dispose of all of the fractional shares or purchase them as treasury stock and pay the proceeds back to you.

We are offering the program to sell back shares of less than one Trading Unit and the program to purchase additional shares up to one Trading Unit in order to eliminate the inconvenience resulting from the creation of shares less than one Trading Unit or the sale or repurchase of fractional shares. We sincerely apologize but please contact a securities company at which you have an account to hold our shares or our shareholder registry administrator.

∎  After the share consolidation, voting rights will be allotted on the basis of one vote per 100 shares owned.

∎ Organizations that decide dividends from surplus and other related matters

The details of the share consolidation and organizations that decide dividends from surplus and other related matters are provided on pages 43 through 53.

∎ Sustainability for Mizuho

Sustainability for Mizuho
Sustainable and stable growth as well as environmental conservation and the sustainable development and prosperity of the economy, industry and society both in Japan and around the world

∎ Key sustainability areas

We have defined key sustainability areas in accordance with the expectations and requirements of stakeholders. Such key sustainability areas are based on the importance and their compatibility with our strategy, as well as medium- to long-term impact on our corporate values, and we have formulated our strategy, including our sustainability initiatives.

Creating partnerships and collaborative relationships with a diverse range of stakeholders

∎ Strengthening climate change initiatives

Clarifying our stance on climate change in our environmental policy	We consider addressing climate change a key pillar of our business strategy and will proactively fulfill our role as a financial services group in the effort to achieve a low-carbon society by 2050.
Strengthening support for sustainable businesses	Sustainable finance and environmental finance targets: FY2019 - FY2030 total: JPY25 trillion (of which the target for environmental finance is JPY12 trillion)
Strengthening the management of climate change risks

We revised our policy to heighten restrictions such that under the revised policy we will not provide financing for the construction of new coal-fired power generation facilities.

Reduction targets of the outstanding credit balance for coal-fired power generation facilities:

We aim to reduce the FY2019 amount* by 50% by FY2030, and achieve an outstanding credit balance of zero by FY2050

*The balance at the end of FY2019 was JPY299.5 billion.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

(Securities code: 8411)

June 5, 2020

To our shareholders

CONVOCATION NOTICE OF

THE 18TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Please be advised that the 18th Ordinary General Meeting of Shareholders of Mizuho Financial Group, Inc. will be held as set forth below.

Recently, it has become necessary to refrain from going outside in order to prevent the spread of COVID-19. After careful consideration of this situation, we have decided to hold this meeting under conditions which implement the appropriate measures to help prevent the spread of infection.

With respect to our shareholders, in a further effort to prevent the spread, we kindly request that you review the reference materials for the ordinary general meeting of shareholders set forth below (pages 18 through 65) and to the extent possible, exercise your voting rights in writing or via the Internet in advance. Because we will be live broadcasting the meeting to shareholders over the Internet, we respectfully request that you refrain from attending the meeting in person.

We will report the resolution results on our website.

Tatsufumi Sakai

Member of the Board of Directors

President & Group CEO

Mizuho Financial Group, Inc.

5-5, Otemachi 1-chome,

Chiyoda–ku, Tokyo

Details

1.	Date and time:	10:00 a.m. on Thursday, June 25, 2020 (doors open at 9:00 a.m.)

2.	Venue:	Tokyo International Forum (Hall C)
5-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

3.	Purpose of the Meeting:

Matters to be reported :

Report on the Business Report for the 18th fiscal year (from April 1, 2019 to March 31, 2020), on the consolidated financial statements, on the financial statements and on the Results of Audit of the Consolidated Financial Statements by the Independent Auditors and the Audit Committee

Matters to be resolved:

Company’s Proposal (Proposal made by the Board of Directors and the Nominating Committee)

	Proposal 1:	Appointment of thirteen (13) directors

	Proposal 2:	The share consolidation

	Proposal 3:	Partial amendment to the Articles of Incorporation

Company’s Proposal and Shareholders’ Proposal

	Proposal 4:	Partial amendment to the Articles of Incorporation (amendment to the Articles of Incorporation regarding organizations that decide dividends from surplus and other related matters)

Shareholders’ Proposal (Proposal made by certain shareholders)

	Proposal 5:	Partial amendment to the Articles of Incorporation (disclosure of a plan outlining the company’s business strategy to align its investments with the goals of the Paris Agreement)

Proposal 6:	Partial amendment to the Articles of Incorporation (description of shareholders’ proposals in the reference materials for the General Meeting of Shareholders)

Proposal 7:	Partial amendment to the Articles of Incorporation (prohibition with respect to the abuse of a dominant bargaining position, such as an act in which Mizuho Bank, which has a dominant bargaining position, exerts undue pressure on a client company at which a shareholder who submitted a shareholders’ proposal is employed, thereby pressuring such shareholder not to submit the proposal and not to ask questions at the general meetings of shareholders, thereby causing an unreasonable disadvantage to shareholders)

Proposal 8:	Partial amendment to the Articles of Incorporation (prohibition with respect to the abuse of a dominant bargaining position, such as an act in which Mizuho Bank, which has a dominant bargaining position, exerts undue pressure on an attorney for the other party of a dispute and causes an unreasonable disadvantage to clients and other stakeholders of the Mizuho group)

Proposal 9:	Partial amendment to the Articles of Incorporation (establishing a point of contact for whistleblowing)

The Board of Directors opposes Proposals 5 to 9.

-End of notice-

Information regarding the general meeting of shareholders

∎

In the case of attendance by proxy, please appoint as a proxy one of the shareholders holding voting rights at this general meeting of shareholders, and submit the document certifying the authority of such proxy.

∎	No gifts to shareholders will be given on the meeting day.

Notes:

•	If you exercise your voting rights twice, in writing and via the Internet, we will only accept the exercise of your voting rights via the Internet as effective.

•	If you exercise your voting rights more than once via the Internet, we will only accept the last exercise of your voting rights as effective.

∎

Any corrections made to the reference materials for the ordinary general meeting of shareholders, the Business Report, the consolidated financial statements and the non-consolidated financial statements shall be announced on our website.

Our website: https://www.mizuho-fg.com/

(or enter “Mizuho FG” into a search engine)

Reference materials for the General Meeting of Shareholders

Company’s proposal

Proposal 1: Appointment of thirteen (13) directors

Of the fourteen (14) directors appointed at the 17th Ordinary General Meeting of Shareholders, Mr. Masahiro Kosugi resigned as directors as of April 1, 2020, and the term of office of the other thirteen (13) directors will expire at the closing of this ordinary general meeting of shareholders. Therefore, we propose the appointment of thirteen (13) directors in accordance with the determination by the Nominating Committee. In the event this proposal is adopted, we expect Ms. Izumi Kobayashi to be designated as the Chairman of the Board of Directors (the Current Chairman of the Board of Directors is Ms. Hiroko Ota).

All six (6) outside director candidates satisfy the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group. (For an overview of the independence standards above, please see pages 41 through 42)

Internal Directors

Candidate No.	Name			Year of appointment	Current title and assignment at Mizuho Financial Group
1	Tatsufumi Sakai	Male	Reappointment	2018	President & Group CEO (Representative Executive Officer) Member of the Board of Directors

2	Satoshi Ishii	Male	Reappointment	2019

Senior Managing Executive Officer (Representative Executive Officer)

Chief Digital Innovation Officer / CDIO

Head of IT & Systems Group / Group CIO

Head of Operations Group / Group COO

Member of the Board of Directors

3	Motonori Wakabayashi	Male	Reappointment	2019	Senior Managing Executive Officer Head of Risk Management Group / Group CRO Member of the Board of Directors

4	Makoto Umemiya	Male	Reappointment	2017	Senior Managing Executive Officer Head of Financial Control & Accounting Group / Group CFO Member of the Board of Directors

5	Hiroaki Ehara	Male	Reappointment	2019	Managing Executive Officer Head of Human Resources Group / Group CHRO Member of the Board of Directors

6	Yasuhiro Sato	Male	Reappointment / Internal Non- Executive Director	2009	Member of the Board of Directors, Chairman (Kaicho) (Note)

7	Hisaaki Hirama	Male	Reappointment / Internal Non- Executive Director	2019	Member of the Board of Directors Member of the Audit Committee Chairman of the Risk Committee

Note: Chairman (Kaicho) Sato engages in our external activities, but does not chair the Board meetings. The Board meetings will be chaired by the independent director chair Izumi Kobayashi.

Outside Directors

					Current title and assignment at	Committee scheduled to be appointed			Area of expertise which we expect candidates for directors to have*
Candidate No.	Candidate Name			Year of appointment	Mizuho Financial Group	Nominating	Compensation	Audit	Corporate Management	Law	Finance and Accounting	Finance	Technology
8	Tetsuo Seki	Male	Reappointment / Independent Outside Director	2015	Member of the Board of Directors / Member of the Nominating Committee / Member of the Compensation Committee / Chairman of the Audit Committee	•	•	«	•		•	•

9	Tatsuo Kainaka	Male	Reappointment / Independent Outside Director	2014	Member of the Board of Directors / Chairman of the Nominating Committee / Member of the Compensation Committee / Member of the Audit Committee	«	•	•		•

10	Yoshimitsu Kobayashi	Male	New appointment / Independent Outside Director	—	—	•			•				•

11	Ryoji Sato	Male	New appointment / Independent Outside Director	—	—			•			•

12	Masami Yamamoto	Male	Reappointment / Independent Outside Director	2019	Member of the Board of Directors / Member of the Nominating Committee / Chairman of the Compensation Committee	•	«		•				•

13	Izumi Kobayashi	Female	Reappointment / Independent Outside Director	2017	Member of the Board of Directors / Member of the Nominating Committee / Member of the Risk Committee	•			•			•

*	The above list is not exhaustive and does not show all areas of expertise for which candidates for director have.

«Chairman

Candidate No. 1	Tatsufumi Sakai	Reappointment

Date of birth	August 27, 1959 (Age 60)

Current title and assignment at Mizuho Financial Group	President & Group CEO (Representative Executive Officer) Member of the Board of Directors

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 374,216 shares Potential number of additional shares of common stock to be held: 226,016 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2019)	The Board of Directors: 10/10 meetings (100%)

Term in office as a director	2 years (as of the closing of this ordinary general meeting of shareholders)

Reason for selection as a candidate for director:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, investment banking business, international business and other matters as a member of the group since 1984. Moreover, he has abundant management experience as the Group CEO and the President & CEO of Mizuho Securities Co., Ltd. We have selected him as a candidate for director based on the role delegated to him as the head of business execution and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief personal record

April 2011	Executive Officer, Senior Corporate Officer of Strategic Planning Group of CB
April 2012	Executive Officer, General Manager of Group Planning Division of FG
April 2013	Managing Executive Officer, Head of Investment Banking Unit of FG
April 2014	Managing Executive Officer, Head of International Banking Unit of FG (Managing Executive Officer from April 2015)
April 2016	President & CEO of SC
April 2018

President & Group CEO of FG (Member of the Board of Directors, President & Group CEO from June 2018) (current)

Member of the Board of Directors of BK (current)

Member of the Board of Directors of TB (current)

Member of the Board of Directors of SC (current)

Definitions: FG: Mizuho Financial Group, Inc. BK: Mizuho Bank, Ltd. CB: Mizuho Corporate Bank, Ltd. TB: Mizuho Trust & Banking Co., Ltd. SC: Mizuho Securities Co., Ltd.

Status of major concurrent offices

Member of the Board of Directors of Mizuho Bank, Ltd.

Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd.

Member of the Board of Directors of Mizuho Securities Co., Ltd.

Candidate No. 2	Satoshi Ishii	Reappointment

Date of birth	September 1, 1963 (Age 56)

Current title and assignment at Mizuho Financial Group

Senior Managing Executive Officer (Representative Executive Officer)

Chief Digital Innovation Officer / CDIO

Head of IT & Systems Group / Group CIO

Head of Operations Group / Group COO

Member of the Board of Directors

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 288,511 shares Potential number of additional shares of common stock to be held: 166,997 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2019)[2]	The Board of Directors: 8/8 meetings (100%)

Term in office as a director	1 year (as of the closing of this ordinary general meeting of shareholders)

Reason for selection as a candidate for director:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in digital innovation business, IT & systems planning, operations planning, international business, business promotion and other matters as a member of the group since 1986. We have selected him as a candidate for director based on the role delegated to him as Chief Digital Innovation Officer, Head of IT & Systems Group and Head of Operations Group, and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief personal record

April 2014	Executive Officer, General Manager of Corporate Secretariat of FG
April 2015	Managing Executive Officer, Head of Human Resources Group of FG
April 2017	Senior Managing Executive Officer of Business Promotion of BK
April 2019

Senior Managing Executive Officer, Chief Digital Innovation Officer, Head of IT & Systems Group and Head of Operations Group of FG (Member of the Board of Directors, Senior Managing Executive Officer from June 2019) (current)

Deputy President & Executive Officer, In charge of Digital Innovation Department, Head of IT & Systems Group and Head of Operations Group of BK (current)

Definitions: FG: Mizuho Financial Group, Inc. BK: Mizuho Bank, Ltd.

Status of major concurrent office

Deputy President & Executive Officer of Mizuho Bank, Ltd.

Candidate No. 3	Motonori Wakabayashi	Reappointment

Date of birth	August 13, 1964 (Age 55)

Current title and assignment at Mizuho Financial Group	Senior Managing Executive Officer Head of Risk Management Group / Group CRO Member of the Board of Directors

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 61,965 shares Potential number of additional shares of common stock to be held: 150,211 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2019)[2]	The Board of Directors: 8/8 meetings (100%)

Term in office as a director	1 year (as of the closing of this ordinary general meeting of shareholders)

Reason for selection as a candidate for director:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in risk management, research & consulting business, business promotion, corporate credit supervision and other matters as a member of the group since 1987. We have selected him as a candidate for director based on the role to be delegated to him as the Head of Risk Management Group and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief personal record

April 2015	Executive Officer, General Manager of Industry Research Division of BK
April 2016	Managing Executive Officer, Head of Research & Consulting Unit and In charge of Banking of BK
April 2018	Managing Executive Officer, Head of Research & Consulting Unit of FG
April 2019	Managing Executive Officer, Head of Research & Consulting Unit and Head of Risk Management Group of FG (Member of the Board of Directors, Managing Executive Officer from June 2019)
June 2019	President & CEO of RI
April 2020

Member of the Board of Directors, Senior Managing Executive Officer, Head of Risk Management Group of FG (current)

Deputy President & Executive Officer, Head of Risk Management Group of BK (current)

Deputy President & Executive Officer, Head of Risk Management Group of TB (current)

Definitions: FG: Mizuho Financial Group, Inc. BK: Mizuho Bank, Ltd. TB: Mizuho Trust & Banking Co., Ltd. RI: Mizuho Research Institute Ltd.

Status of major concurrent office

Deputy President & Executive Officer of Mizuho Bank, Ltd.

Deputy President & Executive Officer of Mizuho Trust & Banking Co., Ltd.

Candidate No. 4	Makoto Umemiya	Reappointment

Date of birth	December 23, 1964 (Age 55)

Current title and assignment at Mizuho Financial Group	Senior Managing Executive Officer Head of Financial Control & Accounting Group / Group CFO Member of the Board of Directors

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 77,804 shares Potential number of additional shares of common stock to be held: 124,674 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2019)	The Board of Directors: 10/10 meetings (100%)

Term in office as a director	3 years (as of the closing of this ordinary general meeting of shareholders)

Reason for selection as a candidate for director:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in financial planning, portfolio management, business promotion and other matters as a member of the group since 1987. We have selected him as a candidate for director based on the role delegated to him as the Head of the Financial Control & Accounting Group and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief personal record

April 2015	Executive Officer, General Manager of Financial Planning Department of FG
April 2017

Managing Executive Officer, Head of Financial Control & Accounting Group of FG (Member of the Board of Directors, Managing Executive Officer from June 2017)

Executive Managing Director, Head of Financial Control & Accounting Group of BK (Managing Executive Officer from April 2019)

April 2020

Member of the Board of Directors, Senior Managing Executive Officer, Head of Financial Control & Accounting Group of FG (current)

Deputy President & Executive Officer, Head of Financial Control & Accounting Group of BK (current)

Deputy President & Executive Officer, Head of Financial Control & Accounting Group of TB (current)

Definitions: FG: Mizuho Financial Group, Inc. BK: Mizuho Bank, Ltd. TB: Mizuho Trust & Banking Co., Ltd.

Status of major concurrent office

Deputy President & Executive Officer of Mizuho Bank, Ltd.

Deputy President & Executive Officer of Mizuho Trust & Banking Co., Ltd.

Candidate No. 5	Hiroaki Ehara	Reappointment

Date of birth	February 5, 1965 (Age 55)

Current title and assignment at Mizuho Financial Group	Managing Executive Officer Head of Human Resources Group / Group CHRO Member of the Board of Directors

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 94,213 shares Potential number of additional shares of common stock to be held: 132,338 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2019)[2]	The Board of Directors: 8/8 meetings (100%)

Term in office as a director	1 year (as of the closing of this ordinary general meeting of shareholders)

Reason for selection as a candidate for director:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in human resource management, operations planning, business promotion, internal audits and other matters as a member of the group since 1987. We have selected him as a candidate for director based on the role to be delegated to him as the Head of the Human Resources Group and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief personal record

April 2015	Executive Officer, General Manager of Trust Business Department VI of TB
April 2016	Executive Managing Director, Head of Human Resources Group and Head of Internal Audit Group of TB
April 2019

Managing Executive Officer, Head of Human Resources Group of FG (Member of the Board of Directors, Managing Executive Officer from June 2019) (current)

Managing Executive Officer, Head of Human Resources Group of BK (current)

Managing Executive Officer, Head of Human Resources Group of TB (current)

Definitions: FG: Mizuho Financial Group, Inc. BK: Mizuho Bank, Ltd. TB: Mizuho Trust & Banking Co., Ltd.

Status of major concurrent office

Managing Executive Officer of Mizuho Bank, Ltd.

Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

Candidate No. 6	Yasuhiro Sato	Reappointment Non-Executive Director

Date of birth	April 15, 1952 (Age 68)

Current title and assignment at Mizuho Financial Group

Chairman (Kaicho), Member of the Board of Directors*

* Chairman (Kaicho) Sato engages in our external activities, but does not chair the Board meetings. The Board meetings will be chaired by the independent director chair Izumi Kobayashi.

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 1,020,160 shares Potential number of additional shares of common stock to be held: 578,794 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2019)	The Board of Directors: 10/10 meetings (100%)

Term in office as a director	11 years (as of the closing of this ordinary general meeting of shareholders)

Reason for selection as a candidate for director:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, international business, business promotion and other matters as a member of the group since 1976. Moreover, he has abundant management experience as the Group CEO and President & CEO of Mizuho Bank, Ltd. We have selected him as a candidate for director because the utilization, as a member of the Board of Directors, of his experience and expert knowledge in his position as director who does not concurrently serve as executive officer is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief personal record

March 2003	Executive Officer, Senior Corporate Officer of International Banking Unit of CB
April 2004	Managing Executive Officer in charge of business promotion of CB
March 2006	Executive Managing Director, Head of Corporate Banking Unit of CB
April 2007	Deputy President, Chief Auditor of CB
April 2009	President & CEO of CB (until July 2013)
June 2009	Member of the Board of Directors of FG
June 2011	Member of the Board of Directors of BK President & Group CEO of FG (until June 2014)
July 2013	President & CEO of BK
April 2014	Member of the Board of Directors of BK (until April 2018) Member of the Board of Directors of TB (until April 2018) Member of the Board of Directors of SC (until April 2018)
June 2014	Member of the Board of Directors, President & Group CEO of FG
April 2018	Chairman, Member of the Board of Directors, Executive Officer (Chairman, Member of the Board of Directors from June 2018) (current)

Definitions: FG: Mizuho Financial Group, Inc. BK: Mizuho Bank, Ltd. CB: Mizuho Corporate Bank, Ltd. TB: Mizuho Trust & Banking Co., Ltd. SC: Mizuho Securities Co., Ltd.

Status of major concurrent office

None

Candidate No. 7	Hisaaki Hirama	Reappointment / Internal Non-Executive Director

Date of birth	December 26, 1962 (Age 57)

Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Member of the Audit Committee Chairman of the Risk Committee

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held:171,834 shares Potential number of additional shares of common stock to be held: 82,646 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2019)[2]	The Board of Directors: 8/8 meetings (100%) The Audit Committee: 12/12 meetings (100%) The Risk Committee: 7/7 meetings (100%)

Term in office as a director	1 year (as of the closing of this ordinary general meeting of shareholders)

Reason for selection as a candidate for director:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in accounting, business promotion, internal auditsand other matters as a member of the group since 1986. We have selected him as a candidate for director because the utilization, as a member of the Board of Directors, of his experience and expert knowledge in his position, as a director who does not concurrently serve as an executive officer is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

He has considerable expert knowledge concerning finance and accounting, which he gained through his experiences and career as General Manager of Accounting Department of Mizuho Financial Group, General Manager of Accounting Department of Mizuho Bank, Ltd and Audit Committee member of Mizuho Financial Group.

Brief personal record

April 2014	Executive Officer, General Manager of Marunouchi-Chuo Branch Division No.1 of BK
April 2015	Executive Officer, General Manager of Nagoya Corporate Branch of BK
April 2017	Managing Executive Officer, Head of Internal Audit Group of BK
April 2019	Advisor to Audit Committee of FG
June 2019	Member of the Board of Directors of FG (current)

Definitions: FG: Mizuho Financial Group, Inc. BK: Mizuho Bank, Ltd.

Status of major concurrent office

None

Candidate No. 8	Tetsuo Seki	Reappointment / Independent Outside Director

Date of birth	July 29, 1938 (Age 81)

Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Member of the Nominating Committee Member of the Compensation Committee Chairman of the Audit Committee

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 61,959 shares Potential number of additional shares of common stock to be held: 23,700 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2019)	The Board of Directors: 10/10 meetings (100%) The Nominating Committee: 10/10 meetings (100%) The Compensation Committee: 3/3 meetings (100%) The Audit Committee: 16/16 meetings (100%)

Term in office as a director	5 years (as of the closing of this ordinary general meeting of shareholders)

Area of expertise expected to have	Corporate management / Finance and accounting / Finance

Reason for selection as a candidate for director:

He has served as Representative Director and Executive Vice President of Nippon Steel Corporation; President (Representative Director) of the Shoko Chukin Bank, Ltd.; Chairperson of the Japan Corporate Auditors Association; and Chairperson of the Audit Committee of Japan Post Holdings Co., Ltd. We propose to appoint him as an outside director based on our conclusion that he will be able to significantly contribute to, among other matters, (i) strengthening the effectiveness of both the decision-making and supervisory functions of the Board of Directors, and (ii) our efforts to further enhance internal control systems and group governance, from a perspective independent from that of the management, leveraging his extensive experience and deep insight as a senior executive.

He has considerable expert knowledge concerning finance and accounting which he gained through his experiences and career as CFO of Nippon Steel Corporation, Chairperson of the Japan Corporate Auditors Association and a member of the Audit Committee of Mizuho Financial Group.

Candidate’s independence

He satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

Activities on the Board of Directors and committees

By leveraging his extensive experience and deep insight as a senior executive, he proactively made suggestions concerning, among other matters, (i) accountability with respect to performance and (ii) the necessity for handling issues in the medium- to long-term. In addition, as the Chairman of the Audit Committee, he led the initiative in monitoring the performance of the 5-Year Business Plan by the Audit Committee.

Brief personal record

April 1963	Joined Yawata Iron & Steel Co., Ltd.
June 1993	Director of Nippon Steel Corporation
April 1997	Managing Director of Nippon Steel Corporation
April 2000	Representative Director and Executive Vice President of Nippon Steel Corporation
June 2003	Executive Advisor of Nippon Steel Corporation
June 2004	Senior Corporate Auditor of Nippon Steel Corporation
June 2006	Independent Director of Terumo Corporation (until September 2008)
March 2007	Outside Director of Sapporo Holdings Limited (until September 2008)
June 2007	Outside Director of Tokyo Financial Exchange Inc. (until September 2008)
October 2007	Chairperson of the Japan Corporate Auditors Association (until October 2008) Outside Director of Japan Post Holdings Co., Ltd. (until September 2008)
June 2008	Executive Advisor to Nippon Steel Corporation (until September 2008)
October 2008	President (Representative Director) of the Shoko Chukin Bank, Ltd.
June 2013	General Advisor of the Shoko Chukin Bank, Ltd.
June 2015	Honorary Advisor of the Shoko Chukin Bank, Ltd. (current) Member of the Board of Directors (Outside Director) of Mizuho Financial Group (current)
March 2016	Audit & Supervisory Board Member of Sapporo Holdings Limited (until March 2020)

Status of major concurrent office

None

Candidate No. 9	Tatsuo Kainaka	Reappointment / Independent Outside Director

Date of birth	January 2, 1940 (Age 80)

Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Chairman of the Nominating Committee Member of the Compensation Committee Member of the Audit Committee

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 31,200 shares Potential number of additional shares of common stock to be held: 23,700 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2019)	The Board of Directors: 10/10 meetings (100%) The Nominating Committee: 10/10 meetings (100%) The Compensation Committee: 3/3 meetings (100%) The Audit Committee: 16/16 meetings (100%)

Term in office as a director	6 years (as of the closing of this ordinary general meeting of shareholders)

Area of expertise expected to have	Law

Reason for selection as a candidate for director:

He has served in positions such as Superintending Prosecutor of the Tokyo High Public Prosecutors Office and Justice of the Supreme Court, and he is currently active as an attorney-at-law. We propose to appoint him as an outside director based on our conclusion that he will be able to significantly contribute to, among other matters, (i) strengthening the effectiveness of both the decision-making and supervisory functions of the Board of Directors, and (ii) the further enhancement of our corporate governance, compliance and risk management framework, from a perspective independent from that of the management, leveraging his extensive experience, deep insight and high level of expertise.

Although he has not previously been engaged in management of a company other than in his career as an outside director and outside audit & supervisory board member, we believe he will fulfill the duties of an outside director of Mizuho Financial Group appropriately due to the reasons stated above.

Candidate’s independence

He satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

The relationship between him, as attorney-at-law, and the group does not affect his independence, for reasons including that neither he nor the law office to which he belongs, i.e., Takusyou Sogo Law Office, have received any money or proprietary benefit from the group other than the compensation he receives as an outside director of Mizuho Financial Group.

Activities on the Board of Directors and committees

By leveraging his extensive experience, deep insight and high level of expertise as a Public Prosecutor, judge, and attorney-at-law, he proactively made suggestions concerning, among other matters, (i) the importance of internal control systems and (ii) strengthening measures on compliance. In addition, as the Chairman of the Nominating Committee, he was in charge of the decision-making and approval processes for directors’ core personnel in thoroughly considering optimal personnel placements.

Brief personal record

April 1966	Appointed as Public Prosecutor
January 2002	Superintending Prosecutor of the Tokyo High Public Prosecutors Office
October 2002	Justice of the Supreme Court
March 2010	Admitted to the Tokyo Bar Association
April 2010	Joined Takusyou Sogo Law Office (current)
January 2011	President of the Life Insurance Policyholders Protection Corporation of Japan (current)
November 2013	Member of the Board of Directors (Outside Director) of BK (until June 2014)
June 2014	Member of the Board of Directors (Outside Director) of FG (current)

Definitions: FG: Mizuho Financial Group, Inc. BK: Mizuho Bank, Ltd.

Status of major concurrent offices

Attorney-at-law at Takusyou Sogo Law Office

President of the Life Insurance Policyholders Protection Corporation of Japan

Corporate Auditor (External) of Oriental Land Co., Ltd.

Candidate No. 10	Yoshimitsu Kobayashi	New appointment/ Independent Outside Director

Date of birth	November 18, 1946 (Age 73)

Current title and assignment at Mizuho Financial Group	—

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 0 shares Potential number of additional shares of common stock to be held: 0 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2019)	—

Term in office as a director	— (as of the closing of this ordinary general meeting of shareholders)

Area of expertise expected to have	Corporate management / Technology

Reason for selection as a candidate for director:

After serving as Representative Director, Member of the Board, President of Mitsubishi Chemical Holdings Corporation, he is currently active as Chairperson of this company. In addition, he was a member of the Council on Economic and Fiscal Policy and the Chairperson of Japan Association of Corporate Executives, among others, and is currently in charge of important posts such as a Chairman of the Council for Promotion of Regulatory Reform, among others. We selected him as a candidate for outside director based on our conclusion that he will be able to significantly contribute to, among other matters, strengthening the effectiveness of both the decision-making and supervisory functions of the Board of Directors, from a perspective independent from that of the management, leveraging his extensive experience as a senior executive of a global corporation and deep insight in corporate governance.

Candidate’s independence

He satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

Brief personal record

December 1974	Joined Mitsubishi Chemical Industries Corporation (current Mitsubishi Chemical Corporation)
April 2005	Managing Executive Officer of Mitsubishi Chemical Corporation President and CEO of Mitsubishi Chemical Group Science and Technology Research Center, Inc.
June 2006	Member of the Board of Mitsubishi Chemical Holdings Corporation Chairman of Mitsubishi Kagaku Institute of Life Sciences
February 2007	Member of the Board, Managing Executive Officer of Mitsubishi Chemical Corporation
April 2007

Representative Director, Member of the Board, President of Mitsubishi Chemical Holdings Corporation

Representative Director, Member of the Board, President and Chief Executive Officer, of Mitsubishi Chemical Corporation

April 2009	Member of the Board, President of The KAITEKI Institute, Inc.
June 2012	Outside Director of Japan Display Inc. (until March 2015) Outside Director of Tokyo Electric Power Co., Inc. (until March 2015)
February 2015	Member of the Board, Chairman, The KAITEKI Institute, Inc. (current)
April 2015	Chairman, Japan Association of Corporate Executives (until April 2019)
June 2015	Member of the Board, Chairperson of Mitsubishi Chemical Holdings Corporation (current)
September 2015	Outside Director of Toshiba Corporation (current)
June 2018	Chairman of Board of Directors, Outside Director of Toshiba Corporation (current)

Status of major concurrent office

Member of the Board, Chairperson of Mitsubishi Chemical Holdings Corporation

Outside Director of Toshiba Corporation

Member of the Board, Chairman of The KAITEKI Institute, Inc.

Candidate No. 11	Ryoji Sato	New appointment/ Independent Outside Director

Date of birth	December 7, 1946 (Age 73)

Current title and assignment at Mizuho Financial Group	—

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 5,000 shares Potential number of additional shares of common stock to be held: 0 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2019)	—

Term in office as a director	— (as of the closing of this ordinary general meeting of shareholders)

Area of expertise expected to have	Finance and accounting

Reason for selection as a candidate for director:

He has served in positions such as Chief Executive Officer (CEO) of Deloitte Touche Tohmatsu LLC and Chairman of the Audit Committee of Toshiba Corporation, and he is currently active as a certified public accountant. We propose to appoint him as an outside director based on our conclusion that he will be able to significantly contribute to, among other matters, strengthening the effectiveness of both the decision-making and supervisory functions of the Board of Directors from a perspective independent from that of the management, leveraging his extensive experience, deep insight and high level of expertise.

Although he has not previously been engaged in management of a company other than in his career as an outside director and outside audit & supervisory board member, we believe he will fulfill the duties of an outside director of Mizuho Financial Group appropriately due to the reasons stated above and his considerable expertise in finance and accounting as a certified public accountant.

Candidate’s independence

He satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

With respect to the relationship between him, as a certified public accountant, and the group , he has not received any money or proprietary benefit from the group.

Brief personal record

April 1969	Joined Nikko Securities Co., Ltd (current SMBC Nikko Securities Inc.)
October 1971	Joined Tohmatsu Awoki & Co. (current Deloitte Touche Tohmatsu LLC)
February 1975	Registered as Certified Public Accountant
January 1978	New York Office, Touche Ross
September 1979	London Office, Touche Ross
May 1983	Partner of Tohmatsu Awoki & Co.
June 2001	Managing Partner of Deloitte Touche Tohmatsu LLC, Tokyo Office
June 2004	Representative Partner and Managing Partner of Deloitte Touche Tohmatsu LLC, Tokyo Office
June 2007	Chief Executive Officer of Deloitte Touche Tohmatsu LLC
November 2010	Senior Advisor of Deloitte Touche Tohmatsu LLC (until May 2011)
June 2011	Audit & Supervisory Board Member of Kubota Corporation (until June 2015)
September 2015	Outside Director of Toshiba Corporation (until June 2019)
July 2016	Audit & Supervisory Board Member of Nippon Life Insurance Company (current)

Status of major concurrent offices

Audit & Supervisory Board Member of Nippon Life Insurance Company

Candidate No. 12	Masami Yamamoto	Reappointment/ Independent Outside Director

Date of birth	January 11, 1954 (Age 66)

Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Member of the Nominating Committee Chairman of the Compensation Committee

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 28,555 shares Potential number of additional shares of common stock to be held: 12,500 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2019)[2]	The Board of Directors: 8/8 meetings (100%) The Nominating Committee: 9/9 meetings (100%) The Compensation Committee: 3/3 meetings (100%)

Term in office as a director	1 year (as of the closing of this ordinary general meeting of shareholders)

Area of expertise expected to have	Corporate management / Technology

Reason for selection as a candidate for director:

After serving as the Representative Director, President, and the Representative Director, Chairman of Fujitsu Limited, he is currently active as Director, Senior Advisor of this company. We selected him as an outside director based on our conclusion that he will be able to significantly contribute to, among other matters, strengthening the effectiveness of both the decision-making and supervisory functions of the Board of Directors, from a perspective independent from that of the management, leveraging his extensive experience as a senior executive of a global corporation and deep insight and expertise in the field of technology.

Candidate’s independence

He satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

The business relationship between Fujitsu Limited, where he serves as Director, Senior Advisor, and the group does not affect his independence, for reasons including that (i) the percentage of sales gained through the business with the group of the consolidated net sales of Fujitsu Limited, and (ii) the percentage of gross profits gained through the business with group companies of Fujitsu Limited of the consolidated gross profits of Mizuho Financial Group, are less than 1%, respectively.

Activities on the Board of Directors and committees

By leveraging his extensive experience and deep insight as a senior executive, he proactively made suggestions concerning, among other matters, (i) building new business models of digital finance and (ii) sustainability initiatives. In addition, as the Chairman of the Compensation Committee, he led the fair decision-making process and approval process for compensation for officers based on business performance during the fiscal year 2018.

Brief personal record

June 2004	Executive Vice President, Personal Systems Business Group of Fujitsu Limited
June 2005	Corporate Vice President* of Fujitsu Limited
June 2007	Corporate Senior Vice President* of Fujitsu Limited
January 2010	Corporate Senior Executive Vice President of Fujitsu Limited
April 2010	President of Fujitsu Limited
June 2010	Representative Director, President of Fujitsu Limited
June 2015	Representative Director, Chairman of Fujitsu Limited
June 2017	Director, Chairman of Fujitsu Limited Outside Director of JFE Holdings, Inc. of Fujitsu Limited (current)
June 2019	Member of the Board of Directors (Outside Director) of FG (current) Director, Senior Advisor of Fujitsu Limited (current)

*

In June 2009 the official titles were changed from “Corporate Vice President” and “Corporate Senior Vice President” to “Corporate Executive Officer” and “Corporate Managing Executive Officer,” respectively.

Status of major concurrent office

Director, Senior Advisor of Fujitsu Limited

Outside Director of JFE Holdings, Inc.

Candidate No. 13	Izumi Kobayashi	Reappointment / Independent Outside Director

Date of birth	January 18, 1959 (Age 61)

Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Member of the Nominating Committee Member of the Risk Committee

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 18,735 shares Potential number of additional shares of common stock to be held: 23,700 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2019)	The Board of Directors: 10/10 meetings (100%) The Nominating Committee: 10/10 meetings (100%) The Risk Committee: 8/8 meetings (100%)

Term in office as a director	3 years (as of the closing of this ordinary general meeting of shareholders)

Area of expertise expected to have	Corporate management / Finance

Reason for selection as a candidate for director:

She has served as President and Representative Director of Merrill Lynch Japan Securities Co., Ltd., and Executive Vice President of the Multilateral Investment Guarantee Agency of the World Bank Group. We propose to appoint her as an outside director based on our conclusion that she will be able to significantly contribute to, among other matters, strengthening the effectiveness of both the decision-making and supervisory functions of the Board of Directors, from a perspective independent from that of the management, leveraging her extensive experience and deep insight that she has cultivated in Japan and overseas.

Candidate’s independence

She satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

Activities on the Board of Directors and committees

By leveraging her extensive experience and deep insight as a senior executive, she proactively made suggestions concerning, among other matters, (i) accountability with respect to sustainability initiatives, (ii) the necessity for restructuring business models and company culture and (iii) appropriate monitoring of the various emerging risks.

Brief personal record

April 1981	Joined Mitsubishi Chemical Industries, Ltd. (currently Mitsubishi Chemical Corporation)
June 1985	Joined Merrill Lynch Futures Japan Inc.
December 2001	President and Representative Director, Merrill Lynch Japan Securities Co., Ltd. (until November 2008)
July 2002	Outside Director, Osaka Securities Exchange Co., Ltd.
November 2008	Executive Vice President, the Multilateral Investment Guarantee Agency, the World Bank Group
July 2013	Outside Director, ANA Holdings Inc. (current)
November 2013	Outside Director, Suntory Holdings Limited (until March 2017)
June 2014	Outside Director, Mitsui & Co., Ltd. (current)
July 2014	Member of the Risk Committee of Mizuho Financial Group (as an outside expert who is not a director) (until June 2017)
April 2015	Vice Chairperson, Japan Association of Corporate Executives (until April 2019)
June 2016	Member of the Board of Governors, Japan Broadcasting Corporation (until June 2019)
June 2017	Member of the Board of Directors (Outside Director) of Mizuho Financial Group (current)

Status of major concurrent offices

Outside Director of ANA Holdings Inc.

Outside Director of Mitsui & Co., Ltd.

Outside Director of OMRON Corporation (To be considered at the Ordinary General Meeting of Shareholders to be held in June 2020)

(Notes)	1.

For reference, “potential number of additional shares of common stock” refers to the number of shares that are scheduled to be delivered equivalent to the stock ownership points granted by the stock compensation system and the stock acquisition rights granted by the former stock option system.

	2.

With respect to Messrs. Satoshi Ishii, Motonori Wakabayashi, Hiroaki Ehara, Hisaaki Hirama and Masami Yamamoto, their attendance at the meetings of the Board of Directors, the Nominating Committee, the Compensation Committee, the Audit committee and the Risk Committee is based on meetings that were held during the fiscal year 2019 after their appointment as directors of Mizuho Financial Group in June 2019.

	3.

The former Mizuho Bank, Ltd. and the former Mizuho Corporate Bank, Ltd. conducted a merger on July 1, 2013, whereby the former Mizuho Corporate Bank, Ltd. was the surviving company in an absorption-type merger, and the former Mizuho Corporate Bank, Ltd. changed its trade name to Mizuho Bank, Ltd.

	4.

Messrs. Yasuhiro Sato and Hisaaki Hirama are the candidates for non-executive director who do not concurrently serve as executive officers, specialist officers, employees or executive directors of Mizuho Financial Group or its subsidiaries.

	5.

Messrs. Tetsuo Seki, Tatsuo Kainaka, Yoshimitsu Kobayashi, Ryoji Sato, Masami Yamamoto and Ms. Izumi Kobayashi satisfy the Independence Standards of Outside Directors of Mizuho Financial Group. Except for Messrs. Yoshimitsu Kobayashi and Ryoji Sato, they are “independent directors”, as defined by the Tokyo Stock Exchange, Inc., for the current period. We plan to register Messrs. Yoshimitsu Kobayashi and Ryoji Sato as independent directors with the Tokyo Stock Exchange.

	6.

Liability Limitation Agreement with outside directors

Pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act, we have entered into liability limitation agreements with four (4) candidates for outside director—namely Messrs. Tetsuo Seki, Tatsuo Kainaka, Masami Yamamoto and Ms. Izumi Kobayashi—which limit the liability provided for in Article 423, Paragraph 1 of the Companies Act to the greater of either (i) JPY 20 million or (ii) the amount prescribed by laws and regulations, provided that such outside director acts bona fide and without gross negligence in performing his or her duty. We intend to continue with similar liability limitation agreements with each candidate for outside director, i.e., the above four (4) candidates and enter into a similar agreement with Messrs. Yoshimitsu Kobayashi and Ryoji Sato, upon their appointment at this ordinary general meeting of shareholders.

	7.	If this proposal is adopted, we expect the designation of the Chairman of the Board of Directors, and designation of committee members and the Chairman of each committee to be as follows:

Chairman of the Board of Directors: Izumi Kobayashi

Nominating Committee members: Tatsuo Kainaka (Chairman), Tetsuo Seki, Yoshimitsu Kobayashi, Masami Yamamoto and Izumi Kobayashi

Compensation Committee members: Masami Yamamoto (Chairman), Tetsuo Seki and Tatsuo Kainaka

Audit Committee members: Tetsuo Seki (Chairman), Tatsuo Kainaka, Ryoji Sato and Hisaaki Hirama

Risk Committee members: Hisaaki Hirama (Chairman), Izumi Kobayashi, Rintaro Tamaki (Outside Expert) and Hiroshi Naka (Outside Expert)

8.	The age of directors indicates their age on their last birthdays as of this ordinary general meeting of shareholders.

9.

Kubota Corporation, where Mr. Ryoji Sato served as an Outside Audit & Supervisory Board Member from June 2011 to June 2015, publically announced in November 2018 that with respect to Kubota products, e.g. the “rolling mill rolls” and the “cylinder liners for compressor”, it had reported values differed from actual results in an inspection report it previously submitted to its clients, which was also publically released. Mr. Sato was not involved in the matter and had already retired at the time the statement regarding the misconduct was announced; during his term of office he routinely promoted compliance awareness on such occasions as the Audit & Supervisory board meetings.

10.

Mr. Masami Yamamoto serves as a Director, Senior Advisor of Fujitsu Limited. In July 2016, when Mr. Yamamoto served as a Director of this company, it received the cease and desist orders and surcharge payment orders from the Japan Fair Trade Commission (JFTC) after the JFTC found that there was an illegal violation of the Antimonopoly Act regarding to the trade of equipment for electric power security communication ordered by Tokyo Electric Power Company Holdings Inc. Moreover, in February 2017, the JFTC found that there was an illegal violation of the Antimonopoly Act regarding the trade of apparatus for hybrid optical communication and transmission path ordered by Chubu Electric Power Company Holdings Inc. With respect to this case, Fujitsu Limited is not subject to the cease and desist orders since it requested a leniency application which was accepted by the JFTC. Mr. Yamamoto was not involved in this matter; he routinely promotes awareness of compliance on such occasions as meetings of the board of directors. After this incident came to light, he has carried out his responsibilities as a Director, Chairman and a Director, Senior Advisor by, among other acts, further strengthening measures on compliance and ensuring the implementation of efforts toward prevention of recurrence.

Overview of Independence Standards of Outside Directors of Mizuho Financial Group

1.

An outside director shall not be an executive director, an executive officer, a specialist officer, or an employee (“a Person Performing an Executive Role”) of Mizuho Financial Group or its current subsidiaries nor have been a Person Performing an Executive Role in the past 10 years prior to his or her appointment, nor shall be a director, an audit & supervisory board member, an audit counselor, an executive officer, a specialist officer, or an employee of a company for which Mizuho Financial Group is a principal shareholder.

2.

(1) An outside director shall not be a person with whom, or Person Performing an Executive Role at a parent company or material subsidiary to whom, Mizuho Financial Group or the Three Core Companies have been principal business counterparties within the past three years.

(2) An outside director shall not be a person with whom, or Person Performing an Executive Role at a parent company or material subsidiary to whom, Mizuho Financial Group or the Three Core Companies have been principal business counterparties within the past three years.

3.

An outside director shall not be a Person Performing an Executive Role of an entity that receives donations or other support, the total amount of which exceeds a specific amount (greater amount of either the three-year average of JPY 10 million per year or 30% of the average annual total expenses) from Mizuho Financial Group or the Three Core Companies.

4.

An outside director shall not be a Person Performing an Executive Role of a company or its parent company or subsidiaries to which directors are transferred from Mizuho Financial Group or its subsidiaries.

5.

An outside director shall not currently be an accounting auditor or a person employed by an accounting auditor of Mizuho Financial Group or its subsidiaries nor has been in charge of the audit of Mizuho Financial Group or its current subsidiaries in such a capacity within the most recent three years.

6.

An outside director that is a lawyer, consultant, or other type of specialist shall not receive greater than or equal to JPY 10 million per year on a three-year average from Mizuho Financial Group or the Three Core Companies other than compensation for officers nor shall they be employed by an advisory firm such as a law firm, to whom Mizuho Financial Group or the Three Core Companies are principal business counterparties.

7.

An outside director shall not be a close relative of the directors, executive officers, specialist officers, or “Sanyo” (the highest rank for a non-executive employee), Advisors, Executive Advisors or others that have a rank similar to an officer (“Person Equivalent to an Officer”; the same applies hereinafter) of Mizuho Financial Group or its current subsidiaries nor close relatives of such directors, executive officers, specialist officers, or Person Equivalent to an Officer, within the past five years nor a close relative of individuals who satisfy similar standards set forth in the latter part of 1 and in 2, 3, 5 and 6 above (excluding non-material cases).

8.	An outside director shall not be a person who is likely to give rise to consistent substantive conflicts of interest in relation to general shareholders other than for the reasons considered above.

9.

Even in the event that a person does not satisfy items 2 through 7 set forth above, Mizuho Financial Group may appoint as its outside director a person who we believe to be suitable for the position of an outside director with sufficient independence in consideration of such person’s character and insight, provided that we externally provide an explanation as to why we believe such person qualifies as an outside director with sufficient independence.

Note:

“Three Core Companies” refers to Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd.

“Principal business counterparties” are determined based on a standard of greater than or equal to 2% of the consolidated annual total sales (consolidated annual gross profits for Mizuho Financial Group) of each of the three fiscal years including the most recent fiscal year.

Company’s proposal

Proposal 2: The share consolidation

1.	Reasons for proposal

This proposal is to consolidate the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation shares (“the share consolidation”).

The share consolidation intends to address the situation that our current share price of 119.8 yen, and its Trading Unit* 11,980 yen (as of May 14 ,2020) is significantly below the desirable Trading Unit range of 50,000 yen to 500,000 yen designated by the Tokyo Stock Exchange’s Securities Listing Regulations.

Meanwhile, our 5-Year Business Plan launched in fiscal year 2019 set forth our shareholder return policy: “we are maintaining the current level of dividends for the time being while aiming to strengthen our capital base further to enhance returns to shareholders at an early stage.” We believe that share consolidation will enable us to set the amount of dividend per share more precisely, which will also enhance the flexibility of our capital management.

With the share consolidation and the partial amendment to the Articles of Incorporation regarding organizations that decide dividends from surplus and other related matters as described in Proposal 4, we will endeavor to enhance our communication with our shareholders related to the usage of our capital.

*	Trading Unit: the number of shares that is used as the acceptable quantity for trading on the Tokyo Stock Exchange.

2.	Details of proposal

(1)	Class of shares to be consolidated

Common Stock

(2)	Consolidation rate

One post-consolidation share per ten pre-consolidation shares

(3)	Effective date

October 1, 2020

(4)	Total number of shares Mizuho Financial Group is authorized to issue

5,130,000,000 shares

To be changed on the effective date of the share consolidation pursuant to Article 182, Paragraph 2 of Japan’s Companies Act

(5)	Shareholders are requested to entrust the Board of Directors with all the necessary procedural matters

Reference:

(1)	Number of shares to be reduced by the consolidation (Number of shares to be reduced by the consolidation may change)

Total number of issued shares before the consolidation as of March 31, 2020	25,392,498,945
Number of shares to be reduced by the consolidation	22,853,249,051
Total number of issued shares after the consolidation	2,539,249,894

(Note) “Number of shares to be reduced by the consolidation” and “Total number of issued shares after the consolidation” are theoretical figures based on the total number of issued shares before the consolidation and the consolidation rate.

(2)	Number of shareholders to be reduced by the consolidation

Assuming our shareholder composition is unchanged from March 31, 2020, the number of shareholders would be as follows:

	Number of shareholders		Number of shares owned
All shareholders	1,037,738	100.0%	25,392,498,945	100.0%
Shareholders owning fewer than 10 shares	19,240	1.85%	62,851	0.0002%
Shareholders owning 10 to fewer than 100 shares	26,925	2.59%	1,155,163	0.005%
Shareholders owning 100 to fewer than 1,000 shares	254,878	24.56%	89,624,711	0.35%
Shareholders owning 1,000 shares or more	736,695	70.99%	25,301,656,220	99.64%

After the share consolidation, the 19,240 shareholders who own fewer than 10 shares – the total number of shares held by these shareholders amounts to 62,851 shares – would lose their status as shareholders.

In addition, the 254,878 shareholders who own 100 to fewer than 1,000 shares – the total number of shares held by these shareholders amounts to 89,624,711 shares and the composition ratio of these shareholders against 991,573 shareholders who hold voting rights is 25.70% – would lose the opportunity to buy and sell the shares on the exchange market as well as lose voting rights at general meetings of shareholders.

Pursuant to Article 194, Paragraph 1 of Japan’s Companies Act and Article 8 and 9 of the Articles of Incorporation, any shareholder may request that we sell a number of shares to the extent that they constitute one Trading Unit together with the number of shares less than one Trading Unit owned by them. Alternatively, pursuant to Article 192, Paragraph 1 of Japan’s Companies Act and Article 8 of the Articles of Incorporation, any shareholder may request us to buy back shares less than one Trading Unit. Shareholders are advised to contact a securities company with an account to hold our shares or our shareholder registry administrator.

(3)	Cases of fractions of less than one share

In the event the share consolidation generates fractions of shares less than one share, the fractions shall be all disposed of or purchased as treasury stock pursuant to Article 235 of Japan’s Companies Act, and the shareholders who own fractions of less than one share shall be paid for the disposition value in proportion to the amount of the fractions.

Company’s proposal

Proposal 3: Partial amendment to the Articles of Incorporation

1.	Reasons for proposal

This proposal is to, on the condition that Proposal 2 is authorized and approved, reflect the share consolidation in the total number of each class of shares we are authorized to issue as set forth in Article 6 – Total Number of Authorized Shares of the current Articles of Incorporation in respect of each of our common stock and preferred stocks, including the First Series of Class XIV preferred stock through the Fourth Series of Class XVI preferred stock. The total number of shares we are authorized to issue will change in accordance with the share consolidation taking effect pursuant to Article 182, Paragraph 2 of Japan’s Companies Act and is not the purpose of this proposal. Additionally, preferred stock dividends set forth in Article 13 – Preferred Stock Dividends, Paragraph 1 and distribution of residual assets set forth in Article 15 – Distribution of Residual Assets, Paragraph 1 of the current Articles of Incorporation will be amended to be at the same level defined by the current Articles of Incorporation after the share consolidation takes effect.

Furthermore, for the purpose of building our management structure flexibly, this proposal is to amend Article 23 – Person Authorized to Convene General Meetings of Shareholders and the Chairman of the Meeting of the current Articles of Incorporation in order to clearly establish that in the event that a person who is not a director is selected as President & CEO, as there will be no director concurrently serving as President & CEO until that person is appointed as a director by a general meeting of shareholders, in such cases another director will convene the general meeting of shareholders and another director or executive officer as defined in the Companies Act will serve as chairman according to the order previously determined by the Board of Directors.

2.	Details of proposal

(Underlining indicates amendments)

Current Articles of Incorporation	Proposed Amendments
CHAPTER II SHARES	CHAPTER II SHARES

Article 6. (Total Number of Authorized Shares)	Article 6. (Total Number of Authorized Shares)

The total number of shares which the Company is authorized to issue shall be 51,300,000,000 shares, and each total number of the classes of shares which the Company is authorized to issue shall be as set forth below; provided, however, that the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XIV preferred stock shall not exceed nine hundred million (900,000,000) in total, the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XV preferred stock shall not exceed nine hundred million (900,000,000) in total, and the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XVI preferred stock shall not exceed fifteen hundred million (1,500,000,000) in total:

The total number of shares which the Company is authorized to issue shall be 5,130,000,000 shares, and each total number of the classes of shares which the Company is authorized to issue shall be as set forth below; provided, however, that the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XIV preferred stock shall not exceed ninety million (90,000,000) in total, the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XV preferred stock shall not exceed ninety million (90,000,000) in total, and the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XVI preferred stock shall not exceed one hundred fifty million (150,000,000) in total:

Common stock: 48,000,000,000 shares	Common stock: 4,800,000,000 shares

First Series of Class XIV preferred stock: 900,000,000 shares	First Series of Class XIV preferred stock: 90,000,000 shares
Second Series of Class XIV preferred stock: 900,000,000 shares	Second Series of Class XIV preferred stock: 90,000,000 shares
Third Series of Class XIV preferred stock: 900,000,000 shares	Third Series of Class XIV preferred stock: 90,000,000 shares
Fourth Series of Class XIV preferred stock: 900,000,000 shares	Fourth Series of Class XIV preferred stock: 90,000,000 shares

Current Articles of Incorporation	Proposed Amendments
First Series of Class XV preferred stock: 900,000,000 shares	First Series of Class XV preferred stock: 90,000,000 shares
Second Series of Class XV preferred stock: 900,000,000 shares	Second Series of Class XV preferred stock: 90,000,000 shares
Third Series of Class XV preferred stock: 900,000,000 shares	Third Series of Class XV preferred stock: 90,000,000 shares
Fourth Series of Class XV preferred stock: 900,000,000 shares	Fourth Series of Class XV preferred stock: 90,000,000 shares
First Series of Class XVI preferred stock: 1,500,000,000 shares	First Series of Class XVI preferred stock: 150,000,000 shares
Second Series of Class XVI preferred stock: 1,500,000,000 shares	Second Series of Class XVI preferred stock: 150,000,000 shares
Third Series of Class XVI preferred stock: 1,500,000,000 shares	Third Series of Class XVI preferred stock: 150,000,000 shares
Fourth Series of Class XVI preferred stock: 1,500,000,000 shares	Fourth Series of Class XVI preferred stock: 150,000,000 shares

Current Articles of Incorporation	Proposed Amendments

CHAPTER III PREFERRED STOCK	CHAPTER III PREFERRED STOCK

Article 13. (Preferred Stock Dividends)	Article 13. (Preferred Stock Dividends)

1. In respect of dividends from its surplus provided for in Article 48 (except for interim dividends provided for in the same Article), the Company shall distribute dividends from its surplus by cash on preferred stock (hereinafter referred to as the “Preferred Stock Dividends”) in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the “Shareholders of Preferred Stock”) or registered stock pledgees in respect of preferred stock (hereinafter referred to as the “Registered Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”), registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”); provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 14 have been paid in the relevant business year, the amount so paid shall be reduced accordingly:

1. In respect of dividends from its surplus provided for in Article 48 (except for interim dividends provided for in the same Article), the Company shall distribute dividends from its surplus by cash on preferred stock (hereinafter referred to as the “Preferred Stock Dividends”) in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the “Shareholders of Preferred Stock”) or registered stock pledgees in respect of preferred stock (hereinafter referred to as the “Registered Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”), registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”); provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 14 have been paid in the relevant business year, the amount so paid shall be reduced accordingly:

First to Fourth Series of Class XIV preferred stock: Amount decided by the resolution of the Board of Directors or the determination by Executive Officer(s) under the authority delegated by the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

First to Fourth Series of Class XIV preferred stock: Amount decided by the resolution of the Board of Directors or the determination by Executive Officer(s) under the authority delegated by the Board of Directors on the issuance of such stock, which amount shall not exceed 1,000 yen per share per year

Current Articles of Incorporation	Proposed Amendments

First to Fourth Series of Class XV preferred stock: Amount decided by the resolution of the Board of Directors or the determination by Executive Officer(s) under the authority delegated by the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

First to Fourth Series of Class XV preferred stock: Amount decided by the resolution of the Board of Directors or the determination by Executive Officer(s) under the authority delegated by the Board of Directors on the issuance of such stock, which amount shall not exceed 1,000 yen per share per year

First to Fourth Series of Class XVI preferred stock: Amount decided by the resolution of the Board of Directors or the determination by Executive Officer(s) under the authority delegated by the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

First to Fourth Series of Class XVI preferred stock: Amount decided by the resolution of the Board of Directors or the determination by Executive Officer(s) under the authority delegated by the Board of Directors on the issuance of such stock, which amount shall not exceed 1,000 yen per share per year

2. (Omitted.)	2. (No change.)

3. (Omitted.)	3. (No change.)

Article 15. (Distribution of Residual Assets)

1. In respect of distribution of residual assets, the Company shall pay to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock or Registered Common Stock Pledgees in such amount as provided for below:

Article 15. (Distribution of Residual Assets)

1. In respect of distribution of residual assets, the Company shall pay to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock or Registered Common Stock Pledgees in such amount as provided for below:

First Series of Class XIV through the Fourth Series of Class XVI preferred stock : 1,000 yen per share	First Series of Class XIV through the Fourth Series of Class XVI preferred stock : 10,000 yen per share

2. (Omitted.)	2. (No change.)

CHAPTER IV GENERAL MEETINGS OF SHAREHOLDERS	CHAPTER IV GENERAL MEETINGS OF SHAREHOLDERS

Article 23. (Person Authorized to Convene General Meetings of Shareholders and the Chairman of the Meeting)	Article 23. (Person Authorized to Convene General Meetings of Shareholders and the Chairman of the Meeting)

Current Articles of Incorporation	Proposed Amendments

1. The Director concurrently serving as President & CEO shall convene and chair the general meeting of shareholders.	1. The Director concurrently serving as President & CEO shall convene and chair the general meeting of shareholders.

2. In the case where the Director concurrently serving as President & CEO is unable to so act, one of the other Director(s) in the order previously determined by the Board of Directors shall take such person’s place.

2. When there is no Director concurrently serving as President & CEO, or the Director concurrently serving as President & CEO is unable to so act, one of the other Director(s) shall convene the general meeting of shareholders and one of the other Director(s) or Executive Officer(s) shall act as the chairman in the order previously determined by the Board of Directors.

Among the foregoing amendments, the amendments to Article 6, Article 13, Paragraph 1 and Article 15, Paragraph 1 shall take effect on October 1, 2020, which is the effective date of the share consolidation.

Company’s proposal and shareholders’ proposal

Proposal 4: Partial amendment to the Articles of Incorporation (amendment to the Articles of Incorporation regarding organizations that decide dividends from surplus and other related matters)

With respect to Proposal 4, the details of the Company’s proposal and the shareholders’ proposal (a joint proposal by four (4) shareholders) are the same.

1. Details of proposal

(Underlining indicates amendments)

Current Articles of Incorporation	Proposed Amendments

CHAPTER VIII ACCOUNTING	CHAPTER VIII ACCOUNTING

Article 47. (Organizations that Decide Dividends from Surplus, Etc.)	Article 47. (Organizations that Decide Dividends from Surplus, Etc.)

The Company shall decide distribution of dividends from surplus and other matters provided for in each item of Article 459, Paragraph 1 of the Act, not by a resolution of a general meeting of shareholders, but by a resolution of the Board of Directors, unless otherwise provided for in laws or regulations.

The Company may decide distribution of dividends from surplus and other matters provided for in each item of Article 459, Paragraph 1 of the Act, by a resolution of the Board of Directors, unless otherwise provided for in laws or regulations.

2. Reasons for proposal (Company’s proposal)

This proposal is to amend the Articles of Incorporation so that the Board of Directors remains as the organization to make decisions on issuing dividends of surplus and other related matters, but the general meeting of shareholders may also make decisions on such matters in the event a shareholder’s proposal is presented.

Pursuant to the Articles of Incorporation, not the general meeting of shareholders but rather the Board of Directors may decide to issue dividends of surplus and other related matters. We adopted this process based on the idea that our Board of Directors, with its high level of supervisory function and extensive expertise, would maximize medium-to-long term shareholder value by deciding to issue dividends of surplus and other related matters, enhancing shareholder return while improving capital adequacy ratios to meet the international financial regulations.

The Basel III international financial regulatory framework was finalized in 2017 and its uncertainty regarding tightening of regulation has decreased, whilst we steadily accumulated capital to strengthen our capital adequacy. Meanwhile, the interactions between companies and their shareholders and investors have been changing. In addition to areas of traditional importance, such as business strategy and capital management, shareholders have become increasingly focused on sustainable enhancement of corporate values from various perspectives, such as sustainability, as represented by the rise of Responsible Investment. In light of these changes, we believe it will become increasingly important for us to engage in constructive dialogue and listen thoroughly to our shareholders’ opinions with regard to the usage of capital, including an increase in shareholder returns and investment for future growth.

3. Reasons for proposal (Shareholders’ proposal)

When the Company made an amendment to the Articles of Incorporation on the occasion of its transformation into a Company with Committees in 2014, the organization to make decisions on issuing dividends was changed to the Board of Directors. Such change was a deceptive act intended to include unrelated content in the proposal to amend its Articles of Incorporation. This is obvious in the fact that, Mitsubishi UFJ Financial Group and Sumitomo Mitsui Financial Group has the general meeting of shareholders as an organizational body to make decisions on issuing dividends even after its transformation to a Company with Committees. The Company deprived its shareholders of the right to express their opinion regarding dividends at the general meetings of shareholders. The argument that the shareholders, if they are not satisfied with the level of dividend, could refrain from reappointing the directors, whose term of office is a year, is nonsense. There may be quite a number of shareholders who are not satisfied with the level of the dividends, but do not feel it is necessary to replace the directors, and it is unreasonable to deprive such shareholders of their opportunity to express their opinions regarding dividends. While the Board of Directors may determine the amount of dividends, the shareholders should also be able to make proposals regarding dividends, and the shareholders, at the general meetings of shareholders, should be able to determine which is more appropriate. At the general meeting of shareholders in 2017, this proposal received recommended approval of ISS, and was agreed to by the shareholders holding 43% of the voting shares.

Shareholders’ proposals

These proposals have been made by certain shareholders.

∎	Proposal 5 has been made by one (1) shareholder. (The voting interest of such shareholder is 0.0001%.)

∎	Proposals 6 through 9 have been made jointly by four (4) shareholders. (The total voting interest of such four (4) shareholders is 0.0001%.)

∎

We have reproduced the details of and reasons for each proposal as they originally appeared, without making any changes to the factual understanding of the proposers or correcting omissions and errors.

∎	What is a shareholder proposal?

Under the Companies Act, a Shareholder’s Right to Propose is recognized on condition that certain requirements are satisfied. When these proposals are made, we are required to insert the proposals in this convocation notice regardless of their content, except for the case where there is any breach of laws and regulations or the Articles of Incorporation.

As a result of considering matters based on the above, this fiscal year, we inserted in this convocation notice the proposals received from certain shareholders. The Board of Directors opposes such proposals.

Please exercise your voting rights after confirming the opinion of the Board of Directors of Mizuho Financial Group on the following pages.

Proposal		Page
Proposal 5	Partial amendment to the Articles of Incorporation (disclosure of a plan outlining the company’s business strategy to align its investments with the goals of the Paris Agreement)	p.55
Proposal 6	Partial amendment to the Articles of Incorporation (description of shareholders’ proposals in the reference materials for the General Meeting of Shareholders)	p.59
Proposal 7	Partial amendment to the Articles of Incorporation (prohibition with respect to the abuse of a dominant bargaining position, such as an act in which Mizuho Bank, which has a dominant bargaining position, exerts undue pressure on a client company at which a shareholder who submitted a shareholders’ proposal is employed, thereby pressuring such shareholder not to submit the proposal and not to ask questions at the general meetings of shareholders, thereby causing an unreasonable disadvantage to shareholders)	p.61
Proposal 8	Partial amendment to the Articles of Incorporation (prohibition with respect to the abuse of a dominant bargaining position, such as an act in which Mizuho Bank, which has a dominant bargaining position, exerts undue pressure on an attorney for the other party of a dispute and causes an unreasonable disadvantage to clients and other stakeholders of the Mizuho group)	p.63
Proposal 9	Partial amendment to the Articles of Incorporation (establishing a point of contact for whistleblowing)	p.65

Shareholders’ proposal

Proposal 5: Partial amendment to the Articles of Incorporation (disclosure of a plan outlining the company’s business strategy to align its investments with the goals of the Paris Agreement)

1.	Details of proposal

It is proposed that the following provision be added to the Articles of Incorporation:

Noting the company’s support for the Paris Agreement and the Task Force on Climate-related Financial Disclosures (TCFD), the company shall disclose in its annual reporting a plan outlining the company’s business strategy, including metrics and targets, to align its investments with the goals of the Paris Agreement.

2.	Reasons for proposal

Climate change, already causing serious damage, is understood to present severe risks to the human society and global and regional economies. The Paris Agreement, a treaty to prevent this crisis from becoming a reality, aims to strengthen the global response to the threat of climate change by limiting the global temperature rise to well below 2 degrees Celsius above pre-industrial levels and making efforts to limit the temperature rise to 1.5 degrees Celsius. The Agreement also aims to make finance flows consistent with a pathway towards low greenhouse gas emissions.

Currently, the company is the largest lender in the world to coal power developers, putting the company at great risk of exposure to businesses that face devaluation in a transition to decarbonized economy. The proposal will allow shareholders to see how the company is managing risks of this nature.

(Company’s note) The details and reasons for the proposal are as stated in the original English text provided by such shareholder.

The Board of Directors of the Company opposes this proposal.

A detailed explanation of the opinion of the Board of Directors of the Company are given in the following pages.

•	Opinion of the Board of Directors of Mizuho Financial Group

The Board of Directors of Mizuho Financial Group opposes this proposal.

In our Environmental Policy, we have set metrics and targets, incorporated environmental risks and opportunities into our strategy, and clearly stipulated proactive disclosure of information. Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

(1)	Formulation of business strategy that includes targets based on the goals of the Paris Agreement

The Paris Agreement, which each country signed to strengthen its response to climate change, aims to keep the increase in global average temperature to well below 2°C as compared to pre-industrial levels, and pursue efforts to limit the temperature increase to 1.5°C as compared to pre-industrial levels. In addition, steering the flow of finances and investment toward low greenhouse gas emissions is one of its objectives.

Environmental issues and climate change are a key part of our business strategy and we have taken steps to address these concerns by incorporating into our business plan for each fiscal year our business strategy which includes metrics and targets (see Table 1) based on the goals of the Paris Agreement. In particular, in light of the indirect impact that we, as a financial group, have through our clients, we strive to deepen our understanding of the issues and needs of clients through proactive engagement, and have continued to strengthen the risk management of the group and the support for our clients’ initiatives that address climate change and transition to a low-carbon society.

(2)	Disclosure in annual reportings

With respect to the business strategy that includes metrics and targets based on the goals of the Paris Agreement, we have been disclosing, based on the TCFD Recommendations, in our Integrated Report issued annually, information on the core elements for disclosing climate-related financial information. These elements are Governance, Strategy, Risk Management, and Metrics and Targets. This fiscal year, we are working to further enhance disclosure through, among other means, issuing a new, more detailed TCFD Report.

(3)	Content of the Environmental Policy resolved by the Board of Directors

Under the Mizuho Code of Conduct, which we base all business and operational decisions on, we, by a resolution of the Board of Directors, established the Environmental Policy for the group as specific internal rules related to our environmental initiatives, including our response to climate change risks. The Environmental Policy clarifies our stance on climate change and clearly states that (i) we have set metrics and targets related to our environmental initiatives to seek continuous improvement through regular progress evaluation, (ii) we incorporate environmental risks and opportunities into our strategy, and (iii) to ensure transparency, we will proactively disclose information on our environmental initiatives.

Table 1: Main measures for strengthening our environmental and climate change initiatives implemented from FY2019 through early FY2020

Establishing quantitative targets

∎  Sustainable finance & environmental finance targets

-  FY2019 – FY2030 total: JPY 25 trillion (of which the target for environmental finance is JPY 12 trillion)

∎  Target to reduce the outstanding credit balance for coal-fired power generation facilities

-  Reduce the FY2019 amount[1] by 50% by FY2030, and achieve an outstanding credit balance of zero by FY2050

1.  The balance at the end of FY2019 was JPY 299.5 billion.

Strengthening risk management

∎  Positioning of climate change risks as “emerging risks[2]” in our management of “top risks[3]”

∎  Revision of the Environmental and Social Management Policy for Financing and Investment Activity

-  Addition of transactions that are prohibited or require additional due diligence regardless of the sectors

-  Tightening of the policy stating that we will not provide financing for the construction of new coal-fired power generation facilities

-  Addition of the coal mining sector

-  Addition of clarification in respect of our responses to transition risks in the oil and gas sectors

-  Other related measures

∎  Scenario analyses for the transition risks and physical risks based on the TCFD Recommendations

-  We anticipated the impact on business performance in the electric power and the energy sectors using the Sustainable Development Scenario put forward by the International Energy Agency, in accordance with the following two scenarios: a static scenario which assumes that no attempt is made by clients to transform the present business structure (“Scenario 1”); and a dynamic scenario under which the business structure of clients is transformed (“Scenario 2”), and thereby we analyzed potential shifts in our credit costs. As a result of this analysis we estimate that our credit costs will increase by about JPY 120 billion (Scenario 2) to JPY 310 billion (Scenario 1) by 2050.

2.  Material risks that must be addressed in the next few years despite the fact that materialization of the risk will occur over a medium- to long-term time frame

3.  Risks that have a potential material impact on the group

Strengthening disclosure

∎  New preparation and disclosure

-  A TCFD Report, an ESG Data Book (scheduled for release in July), and the status of our implementation of the standards for the Sustainability Accounting Standards Board (SASB)[4] (scheduled for release in September)

4.  Sustainability information disclosure accounting standards for companies that the SASB prepared

Shareholders’ proposal

Proposal 6: Partial amendment to the Articles of Incorporation (description of shareholders’ proposals in the reference materials for the General Meeting of Shareholders)

1.	Details of proposal

It is proposed that the following provision be added to the Articles of Incorporation:

In the event, the Share Handling Regulations set character count restrictions, the language in which the shareholder provides their reasoning for a proposal shall not be restricted to a character count of less than 1,000 characters.

2.	Reasons for proposal

In Article 13 of the Share Handling Regulations, the Company states that, a proposal may be submitted in the form of an outline, if the reasons for the shareholder’s proposal exceeds 400 characters; however, this means that if the proposal exceeds 400 characters, the proposal will not include the shareholder’s reasons for the submitted proposal as they are.

Such Share Handling Regulations were not approved by the general meeting of shareholders, rather, they were decided by the board of directors in its discretion. While shareholders should not abuse their power to make such proposals, a 400 character limit for providing their reasoning is exceedingly low.

A proposal related to the governance of issuing dividends, which received an affirmative vote of more than 40 percent in the past, is a very important proposal; however, because the character count for the proposal is limited to 400 characters or less under the current restrictions, the proposing shareholder’s reasoning for the proposal, which the voting shareholders have a right to know, cannot be sufficiently described to the extent necessary. A restriction on the number of characters may be necessary; however, at least 1,000 characters are necessary to sufficiently describe the reasons for a proposal. Therefore, it is proposed that the Articles of Incorporation be amended.

•	Opinion of the Board of Directors of Mizuho Financial Group

The Board of Directors of Mizuho Financial Group opposes this proposal.

The Board of Directors is of the opinion that the Articles of Incorporation sets forth basic principles concerning the operation of the company and does not believe that it is necessary to set forth matters of such detail in the Articles of Incorporation.

We believe that 400 characters is an appropriate amount for our shareholders to understand any proposal. With this perspective, and based on Article 93, Paragraph 1 of the Enforcement Regulations of the Company Law, we set forth in the Share Handling Regulations to the effect that, if “such description exceeds 400 characters, such description may be set forth in the form of an outline” and believe that proposals by the shareholders can be addressed, lawfully and sufficiently, without hindering the shareholder’s ability to sufficiently provide their reasoning.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

Shareholders’ proposal

Proposal 7: Partial amendment to the Articles of Incorporation (prohibition with respect to the abuse of a dominant bargaining position, such as an act in which Mizuho Bank, which has a dominant bargaining position, exerts undue pressure on a client company at which a shareholder who submitted a shareholders’ proposal is employed, thereby pressuring such shareholder not to submit the proposal and not to ask questions at the general meetings of shareholders, thereby causing an unreasonable disadvantage to shareholders)

1.	Details of proposal

It is proposed that the following provision be added to the Articles of Incorporation:

Since financial institutions have a dominant bargaining position over clients, the Mizuho group shall, as set forth in the examples of financial institution violations of the Antimonopoly Act that are specified in the “Report on Investigation of Business Practices between Financial Institutions and Corporations” published in July 2001 by the Japan Fair Trade Commission, prohibit the abuse of a dominant bargaining position, such as an act in which any company of the Mizuho group exerts undue pressure on a client company at which a shareholder who submitted a shareholders’ proposal is actually employed, thereby pressuring the shareholder who submitted the proposal, or conducted other related matters, not to submit the proposal and not to ask questions at the general meetings of shareholders, thereby causing an unreasonable disadvantage to shareholders.

2.	Reasons for proposal

I, Mitsutaka Yamaguchi, submitted shareholders’ proposals to the Mizuho group at each of the general meetings of shareholders held in 2016 and 2017 and such proposals were agreed to by the shareholders holding more than 40% of the voting shares. Then, an officer at TAC, my employer at the time, asked to meet me. The officer exerted pressure on me, saying “Your acts, such as the submission of shareholders’ proposals, were mentioned by a person at Mizuho to TAC’s corporate sales staff. The corporate sales staff asserts that it is all your fault that the corporate sales division cannot receive orders. You should refrain from submitting shareholders’ proposals to Mizuho and undergoing other related matters.” For this reason, I abandoned submitting shareholders’ proposals at the general meeting of shareholders held in 2018 and just attended. Nevertheless, on July 5, 2018, I was dismissed from TAC. Mr. Tada, the President of TAC, at its general meeting of shareholders held in 2019, said “We are engaged in corporate sales to Mizuho Bank and other companies. Nevertheless, Mr. Yamaguchi asked questions and conducted related matters at general meetings of shareholders of a Mizuho group company. Thus, I ordered him to leave.” This statement shows that the pressure from the Mizuho group resulted in an actual dismissal of a shareholder who submitted shareholders’ proposals. Such act leads to a loss of trust in the Mizuho group and thus, the Mizuho group should strive to prevent recurrence.

•	Opinion of the Board of Directors of Mizuho Financial Group

The Board of Directors of Mizuho Financial Group opposes this proposal.

The Mizuho group prepared the Mizuho Code of Conduct that sets forth clear and concrete standards of ethical behavior and is working to ensure that all of the directors, executive officers and employees at each of the group companies are fully acquainted with the content of the Mizuho Code of Conduct.

Furthermore, each of the group companies also prepared a compliance manual, which serves as a practical guidebook for the prevention of the abuse of a dominant bargaining position and for other rigorous compliance enforcement and clarifies the laws and regulations that we must observe in regards to our business operations and the compliance practices that we are required to follow. Each group company also conducts compliance training and other related education programs for the directors, executive officers and employees such that they are fully acquainted with the content of the compliance manual.

As described above, the Mizuho group is acutely aware of the significance of compliance with laws and regulations and will continue its endeavors to completely ensure the directors, executive officers and employees’ rigorous compliance therewith.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

Shareholders’ proposal

Proposal 8: Partial amendment to the Articles of Incorporation (prohibition with respect to the abuse of a dominant bargaining position, such as an act in which Mizuho Bank, which has a dominant bargaining position, exerts undue pressure on an attorney for the other party of a dispute and causes an unreasonable disadvantage to clients and other stakeholders of the Mizuho group)

1.	Details of proposal

It is proposed that the following provision be added to the Articles of Incorporation:

Since financial institutions have a dominant bargaining position over clients, the Mizuho group shall, as set forth in the examples of financial institution violations of the Antimonopoly Act that are specified in the “Report on Investigation of Business Practices between Financial Institutions and Corporations” published in July 2001 by the Japan Fair Trade Commission, prohibit the abuse of a dominant bargaining position, such as an act in which any company of the Mizuho group exerts undue pressure on an attorney-at-law for the other party of a dispute who is the largest shareholder of a client of the Mizuho group or conducts other related matters and causes an unreasonable disadvantage to clients and other stakeholders thereof.

2.	Reasons for proposal

According to reports published by some monthly magazines (the 2018 August issue of Kami-no-bakudan and the 2019 October issue of the Gekkan Times), in connection with a large fraud committed by O, a former credit officer at the head office of Mizuho Bank, claimants (including Noboru Sato and Yasuei Yakushiji) filed a class action lawsuit and Katsuki Tanabe, Esq. (the representative of Kairos Sogo Law Office) was appointed as the attorney for the class. Since he is the largest shareholder of Acrodea, Inc., which is a listed company and a client of Mizuho Bank and Mizuho Securities, Mizuho Bank threatened him with the breaking of the Mizuho group’s business relationship with such company, including reconsideration of the provision of loans, and made him unilaterally resign from being the attorney three days prior to the date on which the court decision was scheduled to be given. According to law enforcement officials, it was not normal for him, as a legal professional, to resign in such manner. Such abuse of a dominant bargaining position not only leads to a loss of trust in the Mizuho group but also constitutes a violation of the Antimonopoly Act, resulting in increasing anxiety and suspicion among many clients and other stakeholders thereof; thus, the Mizuho group should strive to prevent recurrence.

•	Opinion of the Board of Directors of Mizuho Financial Group

The Board of Directors of Mizuho Financial Group opposes this proposal.

The Mizuho group prepared the Mizuho Code of Conduct that sets forth clear and concrete standards of ethical behavior and is working to ensure that all of the directors, executive officers and employees at each of the group companies are fully acquainted with the content of the Mizuho Code of Conduct.

Furthermore, each of the group companies also prepared a compliance manual, which serves as a practical guidebook for the prevention of the abuse of a dominant bargaining position and for other rigorous compliance enforcement and clarifies the laws and regulations that we must observe in regards to our business operations and the compliance practices that we are required to follow. Each group company also conducts compliance training and other related education programs for the directors, executive officers and employees such that they are fully acquainted with the content of the compliance manual.

As described above, the Mizuho group is acutely aware of the significance of compliance with laws and regulations and will continue its endeavors to completely ensure the directors, executive officers and employees’ rigorous compliance therewith.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

Shareholders’ proposal

Proposal 9: Partial amendment to the Articles of Incorporation (establishing a point of contact for whistleblowing)

1.	Details of proposal

It is proposed that the following provision be added to the Articles of Incorporation:

Mizuho Financial Group shall establish the following point of contact for whistleblowing:

Address: 21-21, Sonobe-cho 2-chome, Tochigi-shi, Tochigi Prefecture

Person in charge: Masaya Usui

2.	Reasons for proposal

The point of contact for whistleblowing is not functioning well at Mizuho Financial Group, as evidenced by when the misconduct committed by a former employee of Mizuho Bank, Ltd. in relation to such former employee’s massive fraud, which was discovered in 2012, was unaddressed for a long period of time. Furthermore, there is no penalty under the current law for unfair treatment of whistleblowers and whistleblowers are highly likely to hesitate to come forward.

Therefore, it is appropriate to appoint Masaya Usui, who long pursued the former employee, or the perpetrator in the above mentioned case and Mizuho Research Institute’s tax accountant who caused the financial trouble that led to the crime in such case, and is a representative shareholder of Mizuho Financial Group in good-standing, as a point of contact for whistleblowers.

•	Opinion of the Board of Directors of Mizuho Financial Group

The Board of Directors of Mizuho Financial Group opposes this proposal.

In the event that any directors, executive officers or employees of Mizuho Financial Group violates any applicable laws or regulations, the Mizuho Code of Conduct or other internal rules or regulations, Mizuho Financial Group strives to identify such violations and address them promptly and appropriately in order to ensure the integrity of the entire group. Accordingly, we established a compliance hotline within the group and at an external law office or compliance professional, as points of contact for employees and other individuals to report any such violations.

In addition, we have also established an internal control and auditing hotline that connects to an external law office and is available to receive reports from both inside and outside the group.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

(Materials Attached to the Convocation Notice of the Ordinary General Meeting of Shareholders)

Business Report for the 18th Fiscal Year

(from April 1, 2019 to March 31, 2020)

1. The current state of Mizuho Financial Group, Inc.

(1) Developments and results of operations

Group business domains

Mizuho Financial Group (“the group”) is composed of the holding company, Mizuho Financial Group, Inc. (“Mizuho Financial Group”), 126 consolidated subsidiaries and 26 affiliates under the equity method. Our vision is to become the most trusted financial services group with a global presence and a broad customer base, contributing to the prosperity of the world, Asia and Japan, and our business domain includes banking, trust banking, securities and other financial services.

The chart above briefly illustrates the relationship between Mizuho Financial Group and the core group companies.

Financial and economic environment (for the fiscal year ended March 31, 2020)

Reviewing the economic environment over the fiscal year ended March 31, 2020, the global economy showed a slowdown, primarily in the manufacturing industry, due to factors such as uncertainty related to the trade disputes between the United States and China. Furthermore, toward the end of the fiscal year, the global economy began to show signs indicative of a state of crisis due to the worldwide spread of COVID-19.

In the United States, the economy of which had been expanding, the economic base began to deteriorate rapidly, including a substantial decline in the rate of employment due to the impact of the spread of COVID-19. In light of such circumstances, the Federal Reserve Board (FRB) cut interest rates as an emergency measure twice in March, and the Trump administration implemented US$2 trillion worth of economic measures. However, concerns about a further decline in the economy have not been dispelled.

In Europe, where the economy remained weak, the European Central Bank (ECB) decided to purchase assets and expand long-term refinancing operations in response to the spread of COVID-19 throughout Europe. However, the economic situation is becoming increasingly serious.

In Asia, the Chinese economy continued to slow down. The growth of production, investment and consumption has slowed as economic activities have contracted since the beginning of 2020 due to COVID-19, in addition to the impact of trade disputes between the United States and China. Moreover, in emerging countries, currency depreciation and capital outflows have been observed, partly due to the fall in the prices of crude oil and other resources.

In Japan, the real GDP growth rate fell sharply negative in the October to December quarter of 2019, partly due to the impact of the consumption tax increase amid the sluggishness in export and production activities. In response to the spread of COVID-19, the Bank of Japan decided to expand financial support measures for businesses and increase purchases of exchange-traded funds (ETFs) and corporate bonds, and the government has also taken a series of emergency measures. However, economic activities are contracting at an accelerating pace.

As to the prospects for the global economy, negative growth is expected due to the impact of the spread of COVID-19. While monetary easing and economic stimulus measures implemented in each country are expected to have a positive effect on the economy, there is a concern that, if the impact becomes prolonged, demand will decrease further due to worsening employment and income situations. The Japanese economy is expected to remain in a difficult situation for the time being, due to factors such as decreased consumption, primarily in the service-related sector, and capital investments.

Developments and results of operations

Profit Attributable to Owners of Parent	Consolidated Net Business Profits + Net Gains (Losses) related to ETFs and others[1]	Consolidated Common Equity Tier 1 capital ratio	Cash Dividend Payments on Common Stock (annual cash dividends)
JPY 448.5 billion	JPY 672.5 billion	11.65%	JPY 7.50
+352.0 billion YoY	+264.2 billion YoY	-1.11% YoY	Year-end cash dividends for FY2019: JPY 3.75 per share

Results of operations for fiscal year 2019

Consolidated Net Business Profits + Net Gains (Losses) related to ETFs and others1 for fiscal year 2019 amounted to JPY 672.5 billion due to the steady business performance in the customer divisions and markets division, achieving 108% of our target of JPY 620 billion, which was revised upward in the first half of fiscal year 2019. On a year-on-year basis, it increased by JPY 264.2 billion, and even after taking into account the effect of the absence of the loss recorded in the previous fiscal year due to restructuring of the securities portfolio, it increased by JPY 69.4 billion.

Moreover, with respect to Credit-related Costs, Mizuho Financial Group recorded JPY 80.4 billion of additional Reserves for Possible Losses on Loans for some credit exposure from a forward-looking perspective based on future projections, reflecting the potential impact of COVID-19 on our financials for fiscal year 2019. As a result, Profit Attributable to Owners of Parent for the fiscal year amounted to JPY 448.5 billion, achieving 95% of our target of JPY 470.0 billion, which was determined at the beginning of the fiscal year, and increased by JPY 352.0 billion from the previous fiscal year, when Losses on Impairment of Fixed Assets were recorded as Extraordinary Losses.

In addition, our consolidated Common Equity Tier 1 (CET1) capital ratio as of March 31, 2020 was 11.65%, ensuring a sufficient level. Our CET1 capital ratio on a Basel III finalization fully-effective basis2 was 8.8% as of March 31, 2020.

Mizuho Financial Group has been implementing disciplined capital management by pursuing the optimum balance between strengthening of stable capital base and steady returns to shareholders. As for our shareholder return policy, we are maintaining the current level of dividends for the time being while aiming to strengthen our capital base further to enhance returns to shareholders at an early stage.

Based on this policy, Mizuho Financial Group has decided to make a year-end cash dividend payment of JPY 3.75 per share of common stock for fiscal year 2019 (resulting in the same total annual cash dividend of JPY 7.50 per share as that for the previous fiscal year, including the interim dividend) in accordance with the Dividend Estimate at the beginning of the fiscal year. The Board of Directors has considered thoroughly and decided to make the above stated cash dividend payments, even though Profit Attributable to Owners of Parent for fiscal year 2019 was slightly lower than our Earnings Estimate at the beginning of the fiscal year. To make such decision, the Board of Directors has comprehensively taken into account our business environment such as the status of capital adequacy, and domestic and international regulatory trends such as the Basel framework.

Results of operations (non-consolidated) for our major subsidiaries were as follows:

	(JPY billion)
Company name	Ordinary Income (Operating Income)	Ordinary Profits	Net Income[3]
Consolidated results of Mizuho Financial Group	3,986.7	637.8	448.5
Mizuho Bank, Ltd.	2,762.2	430.7	307.7
Mizuho Trust & Banking Co., Ltd.	209.1	49.6	35.3
Mizuho Securities Co., Ltd.	354.1	38.4	29.2

Notes:

1.	Aggregate of Net Gains (Losses) related to ETFs and others in the banking and trust banking business and Net Gains (Losses) related to operating investment securities (Mizuho Securities consolidated)

2.	Excluding Net Unrealized Gains (Losses) on Other Securities; including the effect of partially fixing unrealized gains on stocks through hedging transactions.

3.	The “Net Income” figure of the “Consolidated results of Mizuho Financial Group” refers to Profit Attributable to Owners of Parent.

Initiatives in FY2019

We launched our medium-term business plan spanning a five-year period starting from fiscal year 2019. The plan is titled 5-Year Business Plan: Transitioning to the Next Generation of Financial Services. In fiscal year 2019, the first year of the plan, we worked together under our management policy where, by accelerating our three group-wide forward-looking structural reforms, we will revise our conventional way of doing business and build the firm foundations for forging new partnerships with our customers and creating various types of value.

Acceleration of the three structural reforms

As for our business structure reforms, we worked to fully draw on our strengths that we have cultivated thus far and go beyond the conventional boundaries of finance in order to provide optimal services and solutions. For more information on this fiscal year’s initiatives, please see the initiatives taken by each in-house company/unit on page 80 and thereafter.

As for our finance structure reforms, we worked to reallocate corporate resources and strengthen our stable revenue base in order to enable us to accelerate the transformation of our business portfolio to make it more efficient and capable of capturing stable revenue streams. While thoroughly proceeding with reducing cross-shareholdings, reducing our workforce, reevaluating or increasing the efficiency of our IT systems and taking other measures, we prioritized allocation of the corporate resources, such as capital and expenses that are freed up through these efforts, into new business areas, fields where there is potential to capture stable revenue streams and other growth fields.

As for corporate foundations reforms, we have completed the migration to our new core banking system, MINORI, which we have been addressing as one of our top management priorities. Using this new IT system in addition to the existing IT systems, we embarked on initiatives for transformation into next-generation branches aiming at, among other matters, streamlining operations at branches and strengthening face-to-face consulting capability. In addition, we have made steady progress in the transition to a new personnel strategy, including introducing concurrent assignments or part-time work at other locations within or outside the company. Furthermore, we worked to accelerate the unification of group company operations, including the strengthening of the framework for dual-hat appointments of directors and executive officers between the holding company and the group companies.

Sustainability initiatives

In the 5-Year Business Plan, we have defined sustainability for the Mizuho group as “achieving sustainable and stable growth for the Mizuho group, and through this growth, contributing to the sustainable development and prosperity of the economy, industry, and society around the world” and strengthened our stance on advancing group-wide sustainability initiatives. We have also defined key sustainability areas in four business areas (a declining birth rate and aging population, plus good health and lengthening lifespans; industrial development & innovation; sound economic development; and environmental considerations) and three areas of corporate foundations (corporate governance; human capital; and environment and society) and advanced our sustainability initiatives by incorporating such initiatives in the strategy of each in-house company, unit and group. In addition, we strengthened our stance on advancing sustainability initiatives as one of our management priories and strived to bolster such initiatives through, among other means, discussions at bodies including the Executive Management Committee, Risk Committee, and the Board of Directors.

Amid the increasing expectations of stakeholders over the social and environmental impact of business decisions and business activities, we formally signed the Principles for Responsible Banking, a framework created by the United Nations Environment Programme Finance Initiative*, which was launched in September 2019.

*

The United Nations Environment Programme Finance Initiative was established in 1992 by the United Nations Environment Programme (founded in 1972 as a UN subsidiary organ) to promote a shift to a financial system under which environmental, social and governance (ESG) impacts are fully considered.

Issues to be addressed by the group

Response to COVID-19

The worldwide and rapid spread of COVID-19 is causing great disruption to the economy and financial markets, in addition to affecting the daily lives and working styles of individuals. We place the highest priority on the safety and health of our customers and our employees and of their families. We will fulfill our social mission as a financial institution essential to maintaining economic and social functions, such as supporting the settlement of funds and business funds.

The crisis has arisen from the spread of a virus, with respect to which much is yet to be known, and, at this time, it is difficult to accurately predict matters such as the scale of the impact, when the situation will return to normal, and what measures will be necessary to deal with the crisis. While it can be well expected that economic activities will recover promptly after the lapse of a certain period of time, there is a concern that the stage of the crisis will gradually progress due to the deterioration of the real economy going forward, and we will need to respond on the assumption that the impact will last for a long period of time.

On the other hand, we have sufficient resilience to overcome this crisis as a result of various initiatives we have implemented, such as improvement of the quality of our asset portfolios, sophistication of risk management structures, and enhancement of capital and foreign currency liquidity. We will ascertain the actual circumstances of our customers and respond to potential risk events, and fully respond to our customers’ needs, such as by providing funds, by focusing on strengthening relationships with our customers and capturing business opportunities.

Implementing 5-Year Business Plan

In our 5-Year Business Plan (fiscal year 2019 through fiscal year 2023), we are aiming to transition to the next generation of financial services by building new forms of partnerships with our customers so that we can respond to their needs as the times change. Our objective is to build a stronger and more resilient financial group which our customers can depend on in the coming era. In addition to the megatrends such as digitalization, an aging society with a low birthrate and globalization, the global spread of COVID-19 has triggered people’s lifestyle, the state of economy and societies to change greatly and at a rapid speed. In order to be a company that provides new value that goes beyond the conventional boundaries of finance in the coming era, we will steadily implement three forward-looking structural reforms.

5-Year Business Plan: Transitioning to the Next Generation of Financial Services

1:	Excluding Net Unrealized Gains on Other Securities.

2:

Consolidated Net Business Profits + Net gains or losses related to ETFs and others. (aggregate for Mizuho Bank and Mizuho Trust & Banking) + Net gains or losses related to operating investment securities (Mizuho Securities consolidated)

Priority business domains

(1) Business structural reforms

We will implement business structural reforms focused on the following initiatives to better enable us to respond to structural shifts occurring in the economy, industry, and society while drawing on our strengths.

•	Be a partner that helps customers design their lives in a changing society

Assist customers with asset building to support their life design in an era of lengthening lifespans, and develop professionals capable of providing this assistance.

Provide sophisticated solutions for business succession needs and assist clients with needs regarding identifying candidates for senior management roles.

Create next-generation branches focused on consulting which combine physical locations and digital channels.

Appeal to new customer demographics and create new demand through the application of technology and open collaboration.

•	Be a strategic partner for business development under a changing industrial structure

Open collaboration for growth acceleration including financing the growth of startups and forming industry-government-academia partnerships.

Utilize our industry knowledge and other insights to build new forms of partnerships, sharing business risks.

Leveraging our Asian client base and network in order to support the business development of global clients.

•	Be a partner with expert knowledge of market mechanisms and the ability to draw on a range of intermediary functions

By optimizing our global network and products framework, draw on a broad range of intermediary functions to connect investors with other investors and connect issuers with investors.

Enhance the sophistication of our ALM and portfolio management through flexible asset allocation while maintaining a focus on achieving a balance between realized gains and unrealized gains/losses.

(2) Finance structure reforms

We will implement finance structure reforms focused on the following initiatives to transition to a flexible business/earnings structure which can better respond to changes in the business environment and competitive environment.

•	We will identify business/earnings structure issues in each business domain, focusing on the following four perspectives:

(1) Risk & return (Gross profits ROE), (2) Cost & return (expense ratio), (3) Growth potential, (4) Stability

•	Based on the above issues, streamline certain areas and concentrate/re-allocate corporate resources to growth areas.

•	After establishing a stable profit base, transition to an earnings structure centered on proactively pursuing earnings streams with upside potential.

(3) Corporate foundations reforms

We will implement the following initiatives in order to strengthen our corporate foundations as a means of supporting continued competitive advantage.

•	Transform our approach to new business and our working style.

Focus on the areas of personnel & workplace, IT systems/digital, channels and group companies.

Revise our HR management in line with an approach which prioritizes employees’ professional growth and career preferences and promote a new HR management strategy focused on maximizing our workforce value that is universally recognizable.

•	Strengthen group governance.

Expand the use of “dual-hat” appointments of executive officers between the holding company and group companies and other methods of strengthening unified management of the group, including group companies other than banking, trust banking and securities entities. This will enhance our ability to implement key strategies and structural reforms.

•	Cultivate a new corporate culture centered on communication.

*	Please see page 80 regarding the structural reform initiatives taken by each in-house company/unit.

Sustainability initiatives

In April 2020, we revised our Basic Policy on Sustainability Initiatives in order to further drive initiatives in accordance with the expectations of society, our strategy and the Principles for Responsible Banking. In our sustainability initiatives, we will further emphasize the perspective of environmental conservation and promote initiatives on key sustainability areas based on the following approaches set out in the policy.

•	In regard to the economy, industry, society and the environment, we will endeavor to increase our positive impacts and reduce our negative impacts, both direct and indirect.

•

We, as a financial group, will especially focus on the indirect impacts generated by our provision of financial and other services and through dialogue with clients (engagement). We will provide our clients with multi-faceted support for initiatives addressing the Sustainable Development Goals (SDGs) and environmental, social and governance (ESG) concerns.

•

In the event of a conflict of interest or differences of opinions among stakeholders in regard to impacts and the timeframe for implementation, we will make a comprehensive decision by taking into account the circumstances or situation as well as international frameworks, agreements or consensus, with a long-term perspective towards harmony with the economy, industry, society and the environment.

Initiatives taken by each in-house company/unit and key strategies

We have established five in-house companies, which determine and promote group-wide strategies across banking, trust banking, securities and other business areas according to customer segment, as well as two units that support all of the in-house companies.

Banking
Trust banking
Securities
Asset management
Research & consulting
Customers
Retail & Business Banking Company
Corporate & Institutional Company
Global Corporate Company
Global Markets Company
Asset Management Company
Global Products Unit
Research & Consulting Unit
Mizuho Bank
Mizuho Trust & Banking
Mizuho Securities
Asset Management One
Mizuho Research Institute
Mizuho Information & Research Institute
Individual customers
SMEs
Middle-market corporation
Large corporations
Financial institutions
Public-sector entities
Americas
EMEA
East Asia
Asia & Oceania
Investors
Investors

The following section contains a closer look at each in-house company/unit’s initiatives in fiscal year 2019 (developments and results of operations) and key strategies (issues to be addressed).

(Retail & Business Banking Company)

The Retail & Business Banking Company, as the in-house company in charge of customer segments of individual customers, SMEs and middle-market corporations, engages in consulting services that integrate banking, trust banking, securities and other functions within the group, as well as providing convenient financial services by leveraging advanced technologies and forming alliances with other companies as well as other means.

Initiatives in FY2019 (developments and results in FY2019)

For individual customers, we have provided consulting with respect to asset building and asset management and asset succession in line with each customer’s diverse goals (i.e., objectives and prospects) in accordance with their various stages of life. For corporate clients, we have also endeavored to, among other things, provide them with optimal solutions regarding growth strategies and for resolution of management issues, such as business succession, by utilizing our group functions. In addition, we have also strengthened our efforts to enter into new business areas, including the launch of Mizuho Smart Business Loans, an online lending service utilizing AI technologies and other technologies targeted at SMEs, and receipt of certification as an information bank by J.Score Co., Ltd.

Key strategies (issues to be addressed in the future)

As changes in, and diversification of, customer needs have been accelerating, we will aim to be a partner that helps individual customers design their lives in an era of lengthening lifespans. We will provide support in order to realize the wishes and hopes of our customers by offering advice on asset building and asset management and asset succession through collaboration between the group’s banking, trust banking and securities functions. We will aim to be a strategic partner for SMEs and middle market corporations as they seek to maintain or expand their businesses in an uncertain business environment. By offering sophisticated solutions as a united group, we will support clients’ sustainable growth and business succession needs.

Moreover, in light of the progress in remote operations, we intend to expand our highly convenient services aiming at being able to complete daily routine transactions by way of personal computers or smartphones. Meanwhile, we will move forward with the digitalization of operations at our branches with the aim to change our branches to spaces for consulting, and, at the same time, we will respond to the various consultation needs of each customer through establishing joint branches capable of offering banking, trust banking and securities services and offering one-stop services utilizing remote consulting services.

(Corporate & Institutional Company)

The Corporate & Institutional Company, as the in-house company in charge of client segments of large corporations, financial institutions and public-sector entities in Japan, provides custom-designed solutions for each client on a group-wide basis to meet clients’ needs for financial and non-financial products and services.

Initiatives in FY2019 (developments and results in FY2019)

In order to build new relationships with customers and realize value co-creation and co-prosperity based on changes in client needs in response to changes in social and industrial structures, we have made efforts to create business opportunities for our clients and to share business risk with our clients by demonstrating our ability to draw on a broad range of intermediary functions. While promoting the disposal of cross-shareholdings, we have actively worked on expanding new business areas for sharing of business risk with our clients through such measures as investing the funds and strengthening of collaboration with Mizuho Leasing, which became our equity-method affiliate last year, and thereby promoted reforms to our business models.

Key strategies (issues to be addressed in the future)

The environment surrounding corporate management is changing rapidly due to such factors as the progress of industry transformation and the heightened interest in sustainability. In such circumstances, business portfolio reclassification, expansion of businesses in growing foreign markets and others have become issues for our clients. By leveraging our industry expertise that is at the highest level among Japanese banks, high consulting skills and diverse intermediary functions, we will contribute to the formulation and implementation of financial and capital strategies of our clients as a strategic partner for our clients’ business development, and build new relationships with clients and realize value co-creation and co-prosperity.

(Global Corporate Company)

The Global Corporate Company, as the in-house company in charge of client segments, including both Japanese companies operating outside Japan and non-Japanese companies, will provide various solutions by taking advantage of our deep understanding of our clients’ businesses and our strengths in corporate finance and transaction banking, such as lending and corporate bond underwriting.

Initiatives in FY2019 (developments and results in FY2019)

We strengthened our support for Japanese companies looking to expand internationally, providing optimal solutions through tailor-made consulting services ranging from providing information for clients at the time of entering into overseas markets to advising on business and financial strategies. For non-Japanese corporate clients, we continued the Global 300 Strategy, which involves focusing on approximately 300 blue-chip company groups around the world, and endeavored to build long-term relationships with clients through our approach which focuses on industry sectors utilizing our group’s in-depth understanding and record of accomplishments as well as our group’s close relationships with the management of companies.

Key strategies (issues to be addressed in the future)

We will optimize our business portfolio in anticipation of future growth constraints, such as future regulatory changes and our foreign currency funding capabilities. At the same time, we will collaborate with clients in their development of global business to leverage the cross-regional business value chains. In order to achieve this goal, as a strategic partner that supports business development globally, we will link clients and functions with other clients and functions in each region based in Asia excluding Japan, while utilizing our network in the Asian economies and our presence in the highly productive U.S. capital market.

(Global Markets Company)

The Global Markets Company engages in sales and trading services to a wide range of customers, from individuals to institutional investors, by offering market products to meet their risk hedging and asset management needs and also conducts ALM and investment business, including stable capital raising and balance sheet management as well as management of portfolios of fixed income, equity and other securities. We will aim to maintain our status as one of Asia’s major players in global markets based on a wide range of products through collaboration between the group’s banking, trust banking and securities functions.

Initiatives in FY2019 (developments and results in FY2019)

Regarding our sales and trading services, in order to further enhance our capacity to provide services to customers, the Global Markets Company endeavored to enhance our group-wide capabilities to provide solutions by advancing our strategy for integration of banking and securities operations.

In our ALM and investment business, amid growing uncertainty in financial markets, we worked to identify the turning point for financial markets and enhance the sophistication of our portfolio management by enhancing the sophistication of our early warning indicator analyses and hedging instruments and ensuring diversification of our investments. We also endeavored to support our clients’ global business with stable capital raising.

Key strategies (issues to be addressed in the future)

We will improve our price competitiveness and ability to provide solutions by completing the integration of banking and securities bases in each region and strengthening global collaboration between banking and securities services. We will also leverage the broad client base that we have developed through our commercial banking business to further focus on and expand our securities business. In doing so, we will facilitate the realization of a positive cycle of funding between financial market participants and work to further raise our global market presence.

With respect to our investment business, we will strengthen our risk taking capabilities by enhancing our early warning indicator management to anticipate changes in market conditions in advance, as well as the sophistication of our asset allocation. While paying attention to changes in the global economic and investment environment, we will engage in portfolio management with a focus on achieving a balance between realized gains and unrealized gains/losses and make investment decisions from the perspectives of ESG and SDGs. With respect to ALM, we will positively contribute to the group’s overall business strategy on a more global basis than ever before, with strong balance sheet management through efficient cash flow management operations and diversified capital raising sources.

(Asset Management Company)

The Asset Management Company, as the in-house company in charge of business related to asset management, provides products and services that match the asset management needs of our wide range of customers, from individuals to institutional investors, through the collaboration between the group’s banking, trust banking, and securities functions and Asset Management One Co., Ltd.

Initiatives in FY2019 (developments and results of FY2019)

For individual customers, the Asset Management Company focused on providing services, such as investment trusts suitable for medium- to long-term asset building and individual-type defined contribution pension plans (iDeCo), of which importance will increase ever more in an era of lengthening lifespans. We also endeavored to develop products that meet customer needs, including the establishment of new competitive balanced investment trusts.

For clients such as pension funds, we focused on services such as (i) analysis of and advice on each portfolio from the perspective of both assets and liabilities, and (ii) consulting proposals from the perspective of both pension plans and investment.

Key strategies (issues to be addressed in the future)

We will work on transforming our structure to achieve the high capital efficiency that the investment management business essentially pursues, and, at the same time, support customers’ medium-to long-term asset formation, and contribute to the revitalization of domestic financial assets.

In order to achieve this goal, we will strengthen our capacity for conducting asset management and providing solutions, increase the added value of our asset management functions, and provide customers with an experience exceeding their expectations in a unified group manner. At the same time, we will pursue efficiency and progressiveness, and enhance the basis for the medium-to-long-term business growth through innovation and business process reforms.

(Global Products Unit)

The Global Products Unit is in charge of providing solution services in the areas of investment banking and transaction banking to customers in a wide range of segments, including individual customers, corporate clients and investors. We aim to respond to customer needs that are becoming sophisticated and diverse by drawing on our high level of expertise in each area, including M&A, real estate, project finance, domestic and foreign payments, asset management and stock transfer agency.

Initiatives in FY2019 (developments and results of FY2019)

The Global Products Unit provided comprehensive services by exerting strong cooperation among our group companies and high level of expertise to respond to a wide range of client needs.

In addition, we provided financing and investment opportunities to investors based on the SDGs perspectives, expanded business in new fields in light of the market environment, and endeavored to bolster our capacity to provide solutions to contribute to solutions for issues that are faced by clients and society.

Key strategies (issues to be addressed in the future)

As uncertainty increases in the global economy, we will capture the changes in the environment in a timely manner to provide the best support in order for our clients to create added value and increase corporate value. Furthermore, according to the growth strategies and management strategies of our corporate clients, including arrangement of business inheritance and restructuring and revision of balance sheets, we will provide optimal solutions on a group-wide basis.

We will closely collaborate with offices in Japan and around the world to respond to global needs, especially for cash management, settlements and other transaction banking services, as well as services in the area of project finance. In addition, we are working to strategically develop a larger pool of specialists in each area to further increase our expertise.

(Research & Consulting Unit)

The Research & Consulting Unit offers a wide variety of solutions as the unit in charge of research functions that provides deep analysis, spanning from industrial to macroeconomic analysis and consulting functions that cover many areas, including business strategy.

Initiatives in FY2019 (developments and results of FY2019)

The Research & Consulting Unit provides support for contributing to our customers’ business transformation and to provide recommendations and other opinions for developing solutions regarding social issues as a key source of value creation by combining the research and consulting functions within the unit and by further strengthening collaboration with each in-house company.

Key strategies (issues to be addressed in the future)

In addition to the megatrends of digitalization, globalization and an aging society with low birthrate, uncertainties with respect to the spread of COVID-19 are greatly changing economic and social environments. By taking initiatives such as sophistication of research and expansion of consultation, we will further contribute to creating new value for our customers and society by utilizing our expertise, including industry expertise that can better respond to structural shifts occurring in the economy and society, and by becoming the starting point of value chains of our value creation.

(2) Changes in financial conditions and results of operations (consolidated basis and non-consolidated basis)

a. Changes in financial conditions and results of operations (consolidated basis)

	(JPY billion)
	FY2016 (For the fiscal year ended March 31, 2017)	FY2017 (For the fiscal year ended March 31, 2018)	FY2018 (For the fiscal year ended March 31, 2019)	FY2019 (For the fiscal year ended March 31, 2020)
Ordinary Income	3,292.9	3,561.1	3,925.6	3,986.7
Ordinary Profits	737.5	782.4	614.1	637.8
Profit Attributable to Owners of Parent	603.5	576.5	96.5	448.5
Comprehensive Income	558.1	765.5	(110.5)	7.6
Total Net Assets	9,273.3	9,821.2	9,194.0	8,663.8
Total Assets	200,508.6	205,028.3	200,792.2	214,659.0

Note:

Fractions are rounded down.

b. Changes in financial conditions and results of operations (non-consolidated basis)

	(JPY billion)
	FY2016 (For the fiscal year ended March 31, 2017)	FY2017 (For the fiscal year ended March 31, 2018)	FY2018 (For the fiscal year ended March 31, 2019)	FY2019 (For the fiscal year ended March 31, 2020)
Operating Income	378.0	305.0	331.3	75.4
Cash Dividends Received	328.1	256.0	291.1	36.6
Cash Dividends Received from Majority-owned Banking Subsidiaries	300.5	227.0	267.7	23.8
Cash Dividends Received from Other Subsidiaries and Affiliates	27.6	28.9	23.3	12.8
Net Income	(JPY million 326,676)	(JPY million 257,192)	(JPY million 354,576)	(JPY million 34,056)
Net Income per Share of Common Stock	(JPY 12.91)	(JPY 10.13)	(JPY 13.97)	(JPY 1.34)
Total Assets	9,269.3	10,584.8	11,637.1	12,823.7
Investments in Majority-owned Banking Subsidiaries	5,454.4	5,454.4	5,454.4	5,454.4
Investments in Other Subsidiaries and Affiliates	620.1	620.1	620.1	624.7

Notes:

1. Fractions are rounded down.

2. Net Income per Share of Common Stock was computed based upon the following formula:

Net Income per Share of Common Stock	=	Net income recognized in the statement of income
		Average number of shares of common stock issued	–	Average number of shares of treasury common stock

(3) Capital investment (consolidated basis)

a.	Total amount of capital investment

	(JPY million)
	Mizuho Bank, Ltd. (consolidated)	Mizuho Trust & Banking Co., Ltd. (consolidated)	Mizuho Securities Co., Ltd. (consolidated)	Other
Total amount of capital investment	169,277	67,992	4,233	59,157

Notes:

1. Fractions are rounded down.

2. The total amount of capital investment by Mizuho Financial Group, Inc. is included in “Other” above.

b.	New establishment of important facilities

		(JPY million)
Company Name	Details	Amount
Mizuho Bank, Ltd.	Acquisition of land (the trust beneficiary rights thereon), and others, under the Marunouchi 1-3 Project (tentative name)	145,121
Mizuho Trust & Banking Co., Ltd.	Acquisition of land (the trust beneficiary rights thereon), and others, under the Marunouchi 1-3 Project (tentative name)	67,276
Mizuho Americas LLC	Preparation of an office in a newly leased building as a result of relocation of its NY office	14,011

Note:

Fractions are rounded down.

(4) Principal subsidiaries

Company name	Location	Main business	Date of establishment	Capital (JPY million)		Percentage of voting rights held by Mizuho Financial Group (%)	Amount of dividend paid to Mizuho Financial Group (JPY million)
Mizuho Bank, Ltd.	Chiyoda-ku, Tokyo	Banking	May 7, 1923	1,404,065		100.00	0
Mizuho Trust & Banking Co., Ltd.	Chuo-ku, Tokyo	Trust banking, banking	May 9, 1925	247,369		100.00	23,823
Mizuho Securities Co., Ltd.	Chiyoda-ku, Tokyo	Securities	July 16, 1917	125,167		95.80	4,343
Mizuho Research Institute Ltd.	Chiyoda-ku, Tokyo	Think tank consulting	December 2, 1967	900		100.00	361
Mizuho Information & Research Institute, Inc.	Chiyoda-ku, Tokyo	Information technology	May 11, 1970	1,627		100.00	249
Asset Management One Co., Ltd.	Chiyoda-ku, Tokyo	Investment management	July 1, 1985	2,000		51.00	7,896
Mizuho Private Wealth Management Co., Ltd.	Chiyoda-ku, Tokyo	Consulting	October 3, 2005	500		100.00	N/A
Mizuho Americas LLC	New York, NY, USA	Holding company	June 20, 2016	415,825 (USD 3,820 million	)	100.00 (100.00)	N/A
JTC Holdings, Ltd.	Chuo-ku, Tokyo	Holding company	October 1, 2018	500		27.00	N/A
Orient Corporation	Chiyoda-ku, Tokyo	Consumer finance services	March 15, 1951	150,051		48.99 (48.99)	N/A
Japan Trustee Services Bank, Ltd.	Chuo-ku, Tokyo	Trust banking, banking	June 20, 2000	51,000		100.00 (100.00)	N/A
Trust & Custody Services Bank, Ltd.	Chuo-ku, Tokyo	Trust banking, banking	January 22, 2001	50,000		100.00 (100.00)	N/A
Mizuho Leasing Company, Limited	Minato-ku, Tokyo	General leasing	December 1, 1969	26,088		23.53 (23.53)	N/A
Mizuho Credit Guarantee Co., Ltd.	Chiyoda-ku, Tokyo	Credit guarantee	November 29, 1974	13,281		100.00 (100.00)	N/A
J.Score Co., Ltd.	Minato-ku, Tokyo	Lending	October 7, 2016	7,500		50.00 (50.00)	N/A

Company name	Location	Main business	Date of establishment	Capital (JPY million)	Percentage of voting rights held by Mizuho Financial Group (%)	Amount of dividend paid to Mizuho Financial Group (JPY million)
LINE Credit Corporation	Shinagawa-ku, Tokyo	Lending	May 1, 2018	2,500	49.00 (49.00)	N/A
Defined Contribution Plan Services Co., Ltd.	Chuo-ku, Tokyo	Defined contribution pension- related business	September 11, 2000	2,000	60.00 (60.00)	N/A
Mizuho Realty Co., Ltd.	Chuo-ku, Tokyo	Real estate agency business	July 15, 1986	1,500	100.00 (100.00)	N/A
Mizuho Factors, Limited	Chiyoda-ku, Tokyo	Factoring	April 1, 1977	1,000	100.00 (100.00)	N/A
LINE Bank Preparatory Company	Shinagawa-ku, Tokyo	Research and preparations pertaining to the acquisition of a banking business license and establishing a new banking business	May 27, 2019	1,000	49.00 (49.00)	N/A
Mizuho Capital Co., Ltd.	Chiyoda-ku, Tokyo	Venture capital	July 27, 1983	902	49.99 (49.99)	N/A
UC Card Co., Ltd.	Chiyoda-ku, Tokyo	Credit cards	October 1, 2005	500	100.00 (100.00)	N/A
Mizuho-DL Financial Technology Co., Ltd.	Chiyoda-ku, Tokyo	Investigation, research and development of financial technology	April 1, 1998	200	60.00 (60.00)	N/A
Mizuho Realty One Co., Ltd.	Chuo-ku, Tokyo	Holding company	October 28, 2015	100	100.00 (100.00)	N/A
Mizuho Trust Systems Company, Limited	Chofu-shi, Tokyo	Subcontracted calculation services, software development	December 4, 1972	100	50.00 (50.00)	N/A
Mizuho Business Service Co., Ltd.	Shibuya-ku, Tokyo	Subcontracted operations	June 29, 2001	90	100.00 (100.00)	N/A

Company name	Location	Main business	Date of establishment	Capital (JPY million)		Percentage of voting rights held by Mizuho Financial Group (%)	Amount of dividend paid to Mizuho Financial Group (JPY million)
Joint Stock Commercial Bank for Foreign Trade of Vietnam	Hanoi, Vietnam	Banking	April 1, 1963	170,608 (VND 37,088,774 million	)	15.00 (15.00)	N/A
Mizuho Bank (China), Ltd.	Shanghai, China	Banking	June 1, 2007	145,350 (CNY 9,500 million	)	100.00 (100.00)	N/A
Mizuho International plc	London, UK	Securities, banking	March 14, 1975	94,737 (GBP 709 million	)	100.00 (100.00)	N/A
Mizuho Securities Asia Limited	Hong Kong, China	Securities	April 30, 1999	50,801 (HKD 3,620 million	)	100.00 (100.00)	N/A
Mizuho Securities USA LLC	New York, NY, USA	Securities	August 16, 1976	46,716 (USD 429 million	)	100.00 (100.00)	N/A
Mizuho Capital Markets LLC	New York, NY, USA	Derivatives	January 27, 1989	30,309 (USD 278 million	)	100.00 (100.00)	N/A
Mizuho Bank Europe N.V.	Amsterdam, The Netherlands	Banking, securities	March 1, 1974	22,948 (EUR 191 million	)	100.00 (100.00)	N/A
P.T. Bank Mizuho Indonesia	Jakarta, Indonesia	Banking	July 8, 1989	21,906 (IDR 3,269,574million	)	98.99 (98.99)	N/A
Banco Mizuho do Brasil S.A.	Sao Paulo, SP, Brazil	Banking	January 11, 1911	13,174 (BRL 628 million)		100.00 (100.00)	N/A
Mizuho Trust & Banking (Luxembourg) S.A.	Munsbach, Luxembourg	Trust banking, banking	March 21, 1989	11,427 (USD 105 million	)	100.00 (100.00)	N/A
Mizuho Bank (USA)	New York, NY, USA	Banking, trust banking	November 29, 1974	10,716 (USD 98 million	)	100.00 (100.00)	N/A
Mizuho Securities Europe GmbH	Frankfurt, Germany	Securities	June 10, 2018	4,187 (EUR 35 million	)	100.00 (100.00)	N/A

Notes:

1. Amounts less than JPY one million (and units shown for other currencies) are rounded down.

2. The JPY equivalent of capital is calculated using the foreign exchange rate as of the account closing date.

3. The “Percentage of voting rights held by Mizuho Financial Group” is rounded down to the nearest second decimal place.

4. Figures in parentheses (        ) in the “Percentage of voting rights held by Mizuho Financial Group” column are those of voting rights held indirectly.

5. LINE Bank Preparatory Company, LINE Credit Corporation and Mizuho Business Service Co., Ltd. are newly included in “Principal subsidiaries.”

6. IBJ Leasing Company, Limited changed its trade name to “Mizuho Leasing Company, Limited” as of October 1, 2019. The date of establishment of Mizuho Leasing Company, Limited is stated as the date of its establishment as a leasing company.

7. JTC Holdings, Ltd., Japan Trustee Services Bank, Ltd. and Trust & Custody Services Bank, Ltd. plan to merge as of July 27, 2020, and to change the trade name of the merged entity to “Custody Bank of Japan, Ltd.”

Outline of material business alliances

Pursuant to an agreement between Mizuho Financial Group and LINE Corporation to establish a joint venture through their respective subsidiaries, Mizuho Bank, Ltd. and LINE Financial Corporation, Mizuho Bank, Ltd. has established LINE Bank Preparatory Company as a joint venture with LINE Financial Corporation in preparation for launching a smartphone bank.

Mizuho Bank, Ltd. has made a capital contribution to LINE Credit Corporation pursuant to an agreement between Mizuho Financial Group and LINE Corporation to execute new share issues by LINE Credit Corporation through third-party allotment to their respective group companies, Mizuho Bank, Ltd. and Orient Corporation, and LINE Financial Corporation, with LINE Credit Corporation’s aim of establishing an innovative own scoring platform that has never existed and providing highly useful loan services.

Mizuho Bank, Ltd., Credit Saison Co., Ltd., UC Card Co., Ltd. and Qubitous Co., Ltd. executed various related agreements, including an agreement to dissolve the Comprehensive Strategic Business Alliance Agreement, based on the previously executed basic agreement regarding the termination of the Comprehensive Strategic Business Alliance Agreement between Mizuho Bank, Ltd. and Credit Saison Co., Ltd.

(5) Major borrowings

Creditors	Balance of borrowings (JPY million)	Number of shares of Mizuho Financial Group and percentage of voting rights held by creditors
		Number of shares held (shares)	Percentage of voting rights (%)
Mizuho Bank, Ltd.	860,000	N/A	N/A
Total	860,000	N/A	N/A

2. Matters regarding directors and executive officers

(1) Directors and executive officers

Shown below are directors and executive officers as defined in the Companies Act as of March 31, 2020:

Directors

Name	Title and assignment	Major concurrent office	Other
Tatsufumi Sakai	Member of the Board of Directors	Member of the Board of Directors of Mizuho Bank, Ltd. Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd. Member of the Board of Directors of Mizuho Securities Co., Ltd.

Satoshi Ishii	Member of the Board of Directors	Deputy President & Executive Officer of Mizuho Bank, Ltd.

Makoto Umemiya	Member of the Board of Directors	Managing Executive Officer of Mizuho Bank, Ltd.

Motonori Wakabayashi	Member of the Board of Directors	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd. President & CEO of Mizuho Research Institute Ltd.

Hiroaki Ehara	Member of the Board of Directors	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

Name	Title and assignment	Major concurrent office	Other
Yasuhiro Sato	Member of the Board of Directors, Chairman (Kaicho)

Hisaaki Hirama	Member of the Board of Directors ∎ Member of the Audit Committee ∎ Chairman of the Risk Committee		He has considerable expert knowledge concerning finance and accounting.

Masahiro Kosugi	Member of the Board of Directors ∎ Member of the Audit Committee		He has considerable expert knowledge concerning finance and accounting.

Tetsuo Seki	Member of the Board of Directors (outside director) ∎ Member of the Nominating Committee ∎ Member of the Compensation Committee ∎ Chairman of the Audit Committee		He has considerable expert knowledge concerning finance and accounting.

Tatsuo Kainaka	Member of the Board of Directors (outside director) ∎ Chairman of the Nominating Committee ∎ Member of the Compensation Committee ∎ Member of the Audit Committee	Attorney-at-law at Takusyou Sogo Law Office President of the Life Insurance Policyholders Protection Corporation of Japan Corporate Auditor (External) of Oriental Land Co., Ltd.

Name	Title and assignment	Major concurrent office	Other
Hirotake Abe	Member of the Board of Directors (outside director) ∎ Member of the Compensation Committee ∎ Member of the Audit Committee	Certified Public Accountant Hirotake Abe Office	He has considerable expert knowledge concerning finance and accounting.

Masami Yamamoto	Member of the Board of Directors (outside director) ∎ Member of the Nominating Committee ∎ Chairman of the Compensation Committee	Director, Senior Advisor of Fujitsu Limited Outside Director of JFE Holdings, Inc.

Hiroko Ota	Member of the Board of Directors (outside director) ∎ Chairman of the Board of Directors ∎ Member of the Nominating Committee	Professor of National Graduate Institute for Policy Studies Outside Director of JXTG Holdings, Inc. Outside Director of Panasonic Corporation

Izumi Kobayashi	Member of the Board of Directors (outside director) ∎ Member of the Nominating Committee ∎ Member of the Risk Committee	Outside Director of ANA Holdings, Inc. Outside Director of Mitsui & Co., Ltd.

Notes:

1. Chairman (Kaicho) Sato engages in our external activities, but does not chair the Board meetings. The Board meetings are chaired by the independent director chair Ota.

2. Messrs. Hisaaki Hirama and Masahiro Kosugi, who served as General Managers of Accounting Department of Mizuho Financial Group and Mizuho Bank, Ltd, and members of the Audit Committee of Mizuho Financial Group; Mr. Tetsuo Seki, who served as CFO of Nippon Steel Corporation and a member of the Audit Committee of Mizuho Financial Group; and Mr. Hirotake Abe, who served as a certified public accountant and a member of the Audit Committee of Mizuho Financial Group have considerable expert knowledge concerning finance and accounting gained through their experiences and careers.

3. Since, as a financial institution, it is essential for us to ensure the effectiveness of the activities of the Audit Committee, it is necessary for the Audit Committee to gather information through internal directors who are familiar with financial businesses and regulations, share information among the Audit Committee, and have sufficient coordination with internal control departments, and for these reasons, we appointed two non-executive directors who are internal directors, Messrs. Hisaaki Hirama and Masahiro Kosugi, as full-time members of the Audit Committee.

4. Mr. Tetsuo Seki retired as a member of Audit & Supervisory Board of Sapporo Holdings Limited on March 27, 2020.

5. Ms. Izumi Kobayashi retired as a member of the Board of Governors of Japan Broadcasting Corporation on June 19, 2019.

6. Messrs. Tetsuo Seki, Tatsuo Kainaka and Masami Yamamoto, and Mses. Hiroko Ota and Izumi Kobayashi, who are the outside directors, satisfy the Independence Standards of Outside Directors of Mizuho Financial Group and are “independent directors” as defined by Tokyo Stock Exchange, Inc.

Directors who resigned or retired in the fiscal year 2019

Name	Title and assignment	Other
Takanori Nishiyama	Member of the Board of Directors	Resigned as of April 1, 2019

Yasuyuki Shibata	Member of the Board of Directors	Resigned as of April 1, 2019

Hisashi Kikuchi	Member of the Board of Directors	Retired as of June 21, 2019

Ryusuke Aya	Member of the Board of Directors ∎ Member of the Audit Committee ∎ Chairman of the Risk Committee	Retired as of June 21, 2019

Nobukatsu Funaki	Member of the Board of Directors ∎ Member of the Audit Committee	Retired as of June 21, 2019

Takashi Kawamura	Member of the Board of Directors (outside director) ∎ Chairman of the Nominating Committee ∎ Member of the Compensation Committee	Retired as of June 21, 2019

Note: The titles and assignments are as of the date of their resignation or retirement.

Executive officers as defined in the Companies Act

Name	Title and assignment	Major concurrent office
Tatsufumi Sakai*	President & Group CEO (Representative Executive Officer)	Member of the Board of Directors of Mizuho Bank, Ltd. Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd. Member of the Board of Directors of Mizuho Securities Co., Ltd.

Name	Title and assignment	Major concurrent office
Junichi Kato	Senior Managing Executive Officer (Representative Executive Officer) Head of Global Markets Company	Member of the Board of Directors of Mizuho Securities Co., Ltd.

Akira Nakamura	Senior Managing Executive Officer Head of Corporate & Institutional Company	Deputy President & Executive Officer of Mizuho Bank, Ltd. Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd. Member of the Board of Directors of Mizuho Securities Co., Ltd.

Seiji Imai	Senior Managing Executive Officer Head of Global Corporate Company	Deputy President & Executive Officer of Mizuho Bank, Ltd.

Masahiro Otsuka	Senior Managing Executive Officer Head of Retail & Business Banking Company	Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd. Member of the Board of Directors of Mizuho Securities Co., Ltd.

Satoshi Ishii*	Senior Managing Executive Officer Chief Digital Innovation Officer / Head of IT & Systems Group / Head of Operations Group (CDIO, Group CIO and Group COO)	Deputy President & Executive Officer of Mizuho Bank, Ltd.

Makoto Umemiya*	Managing Executive Officer Head of Financial Control & Accounting Group (Group CFO)	Managing Executive Officer of Mizuho Bank, Ltd.

Shuji Kojima	Managing Executive Officer Head of Compliance Group (Group CCO)	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

Name	Title and assignment	Major concurrent office
Motonori Wakabayashi*	Managing Executive Officer Head of Research & Consulting Unit Head of Risk Management Group (Group CRO)	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd. President & CEO of Mizuho Research Institute Ltd.

Goji Fujishiro	Managing Executive Officer Head of Asset Management Company Head of Global Products Unit	Managing Executive Officer of Mizuho Bank, Ltd.

Hisashi Kikuchi	Managing Executive Officer Head of Strategic Planning Group (Group CSO)	Managing Executive Officer of Mizuho Bank, Ltd.

Hiroaki Ehara*	Managing Executive Officer Head of Human Resources Group (Group CHRO)	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

Note: Executive officers marked with asterisks (*) are executive officers concurrently serving as directors.

Executive officers who resigned in the fiscal year 2019

Name	Title and assignment	Other
Toshitsugu Okabe	Deputy President & Executive Officer (Representative Executive Officer) Head of Retail & Business Banking Company	Resigned as of April 1, 2019

Daisaku Abe	Deputy President & Executive Officer Head of IT & Systems Group / Head of Operations Group (Group CIO and Group COO)	Resigned as of April 1, 2019

Katsunobu Motohashi	Senior Managing Executive Officer Head of Asset Management Company	Resigned as of April 1, 2019

Name	Title and assignment	Other
Tsutomu Nomura	Managing Executive Officer Head of Internal Audit Group (Group CA)	Resigned as of April 1, 2019

Takanori Nishiyama	Managing Executive Officer Head of Compliance Group (Group CCO)	Resigned as of April 1, 2019

Yasuyuki Shibata	Managing Executive Officer Head of Risk Management Group (Group CRO)	Resigned as of April 1, 2019

Notes: The titles and assignments are as of the date of their resignation.

Reference:

Shown below are the executive officers as defined in the Companies Act as of April 1, 2020:

Executive officers as defined in the Companies Act

Name	Title and assignment
Tatsufumi Sakai	President & Group CEO (Representative Executive Officer)

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, investment banking business, international business, and other matters as a member of the group since 1984. Moreover, he has abundant management experience as the Group CEO of Mizuho Financial Group and the President & CEO of Mizuho Securities Co., Ltd.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as the head of business execution and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Seiji Imai	Senior Managing Executive Officer (Representative Executive Officer) Head of Corporate & Institutional Company Head of Global Products Unit

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in international business, investment banking business, business promotion, and other matters as a member of the group since 1986.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as the Head of Corporate & Institutional Company and the Head of Global Products Unit and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Satoshi Ishii	Senior Managing Executive Officer (Representative Executive Officer) Chief Digital Innovation Officer / Head of IT & Systems Group / Head of Operations Group (CDIO, Group CIO and Group COO)

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in digital innovation business, IT & systems planning, operations planning, human resource management, international business, business promotion, and other matters as a member of the group since 1986.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as the Chief Digital Innovation Officer, the Head of IT & Systems Group and Head of Operations Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Masahiro Otsuka	Senior Managing Executive Officer Head of Retail & Business Banking Company

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in retail business, consulting business, and other matters as a member of the group since 1986.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as the Head of Retail & Business Banking Company and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Naofumi Fuke	Senior Managing Executive Officer Co-Head of Retail & Business Banking Company

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in retail business, securities business, and other matters as a member of the group since 2016.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as the Co-Head of Retail & Business Banking Company (face-to-face personal business strategy) and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Hiroshi Nagamine	Senior Managing Executive Officer Head of Europe, Middle East and Africa (appointed as Head of Global Corporate Company and Deputy Head of Global Products Unit as of May 7)

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in international business, corporate planning, business promotion, and other matters as a member of the group since 1988.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as the Head of Europe, Middle East and Africa or Head of Global Corporate Company and Deputy Head of Global Products Unit and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Motonori Wakabayashi	Senior Managing Executive Officer Head of Risk Management Group (Group CRO)

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in risk management, research and consulting business, business promotion, corporate credit supervision, and other matters as a member of the group since 1987.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as the Head of Risk Management Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Makoto Umemiya	Senior Managing Executive Officer Head of Financial Control & Accounting Group (Group CFO)

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in financial planning, portfolio management, business promotion, and other matters as a member of the group since 1987.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as the Head of Financial Control & Accounting Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Hisashi Kikuchi	Managing Executive Officer Head of Internal Audit Group (Group CA)

Reason for appointment as executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, human resource management, business promotion, and other matters as a member of the group since 1988.

Mizuho Financial Group has appointed him as executive officer based on the role to be delegated to him as the Head of Internal Audit Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Hiroaki Ehara	Managing Executive Officer Head of Human Resources Group (Group CHRO)

Reason for appointment as executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in human resource management, operations planning, business promotion, internal audits, and other matters as a member of the group since 1987.

Mizuho Financial Group has appointed him as executive officer based on the role delegated to him as the Head of Human Resources Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Masatoshi Yoshihara	Managing Executive Officer Co-Head of Global Markets Company

Reason for appointment as executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in markets business, international business, and other matters as a member of the group since 1985.

Mizuho Financial Group has appointed him as executive officer based on the role delegated to him as the Co-Head of Global Markets Company (banking strategy) and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Yasuhiro Shibata	Managing Executive Officer Co-Head of Global Markets Company

Reason for appointment as executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in markets business, international business, and other matters as a member of the group since 1986.

Mizuho Financial Group has appointed him as executive officer based on the role delegated to him as the Co-Head of Global Markets Company (sales and trading strategy) and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Masamichi Ishikawa	Managing Executive Officer Head of Asset Management Company / In charge of Specific Business of Strategic Planning Group

Reason for appointment as executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in asset management business, markets business, and other matters as a member of the group since1987.

Mizuho Financial Group has appointed him as executive officer based on the role delegated to him as the Head of Asset Management Company and an officer in charge of Specific Business of Strategic Planning Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Yasuhiko Ushikubo	Managing Executive Officer Head of Research & Consulting Unit

Reason for appointment as executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in macroeconomic research, industry research, business promotion, and other matters as a member of the group since 1989.

Mizuho Financial Group has appointed him as executive officer based on the role delegated to him as the Head of Research & Consulting Unit and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Naoshi Inomata	Managing Executive Officer Head of Strategic Planning Group (Group CSO) / In charge of Specially Assigned Matters

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, international business, investment banking business, and other matters as a member of the group since 1990.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as the Head of Strategic Planning Group and an officer in charge of Specially Assigned Matters and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Masaomi Takada	Managing Executive Officer Head of Compliance Group (Group CCO)

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, international business, business promotion, and other matters as a member of the group since 1989.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as the Head of Compliance Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

2. Aggregate compensation for directors and executive officers

Basic policy

Executive compensation shall be provided as compensation for the responsibilities assigned to and the performance of each individual director and executive officer (the “Officers”), and function as an incentive for each of the Officers to exercise their designated function to the fullest in our effort to realize management that contributes to value creation for various stakeholders and improve corporate value through continuous and stable corporate growth, based on our basic management policies under our Corporate Philosophy.

In addition, executive compensation shall be based on the functions and responsibilities assigned to each of the Officers and set in consideration of the business performance of Mizuho Financial Group in the medium- to long-term and, furthermore, taking into consideration examples of other corporations including those in the same industry, as well as economic and social conditions, and shall be in compliance with regulations and guidelines regarding executive competition of officers inside and outside the organization.

Compensation determination process

The Compensation Committee shall determine the executive compensation system including the compensation system taking into account the basic policy. In addition, in order to ensure fairness and objectivity concerning the compensation for each of the Officers, the Compensation Committee shall determine the compensation for each individual director and executive officer of Mizuho Financial Group as defined in the Companies Act and approve the compensation of each individual director of Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities (the “Three Core Companies”) .

Visual breakdown of the compensation determination process

Compensation system

Compensation for Officers shall, in principle, consist of Base Salary, Performance Payments and Stock Compensation.

Compensation system for Officers responsible for business execution

Fixed compensation	Basic Salaries	Base Salaries shall factor in the function and responsibility of each Officer, in addition to the standard amount for each position, and payment will be made monthly in cash.	50.0%	Cash 67.5%
	Stock Compensation I*	Payment will be made at the time of retirement of each Officer, in the form of shares of common stock of Mizuho Financial Group in accordance with each position.	15.0%	Stock 32.5%
Variable compensation	Stock Compensation II*	Deferred payments over three years will be made in the form of shares of common stock of Mizuho Financial Group in accordance with the status of achievement of the 5-Year Business Plan, in addition to the standard amount for each position.	17.5%	
	Performance Payment*	The payment shall reflect the results of each of the organizations (in-house companies and units) that each Officer is in charge of, and the performance of each Officer in addition to the standard amount for each position. A certain amount of deferred payment over three years will be made.	17.5%

* A system is adopted which enables a decrease or forfeiture of the deferred amount by resolution of the Compensation Committee depending on the performance of the group or the individual.

* With respect to Variable compensation, Stock Compensation II fluctuates, in principle, within the range of 0% to 130%, and Performance Payment fluctuates, in principle, within the range of 0% to 170%.

•	Compensation for professionals

Payment of compensation may be designed individually taking into consideration local compensation practices and the responsibilities, business characteristics, and market value, etc., of each respective officer.

•	Compensation system for Non-executive officers responsible for management supervision

From the perspective of ensuring the effectiveness of the supervisory function, compensation for Non-executive officers responsible for management supervision shall be in the form of fixed compensation consisting of Base Salary and Stock Compensation and such composition shall, in principle, be 85% and 15%, respectively.

Amounts of compensation

Aggregate amounts of compensation paid to directors and executive officers as defined in the Companies Act

Shown below are the compensation for fiscal year 2018 and for fiscal year 2019 of the directors and executive officers as defined in the Companies Act. The compensation for fiscal year 2018 below shows the amounts that are paid or expected to be paid as the compensation for fiscal year 2018 and that have been determined during fiscal year 2019.

			(JPY million)
			Aggregate amounts of compensation by type
			For fiscal year 2019						For fiscal year 2018
			Base Salary		Stock Compensation I (paid at the time of retirement)		Other		Performance Payments		Stock Compensation II (paid during the term in office)
Classification	Number of persons[2]	Aggregate compensation[3]	Number of persons	Amount	Number of Persons	Amount	Number of persons	Amount	Number of persons	Amount	Number of persons	Amount
Directors	12	302	12	263	9	38	12	0
Executive officers as defined in the Companies Act	16	341	12	237	12	62	12	0	11	19	11	20
Total	28	643	24	501	21	101	24	1	11	19	11	20

Notes:

1. Fractions are rounded down.

2. With respect to the number of persons, the directors and executive officers as defined in the Companies Act who were actually paid or expected to be paid for fiscal year 2018 and for fiscal year 2019 are stated.

3. With respect to the amounts, the aggregate amounts for fiscal year 2018 and for fiscal year 2019 are stated.

4. The aggregate compensation paid to directors who concurrently serve as executive officers as defined in the Companies Act is included in the above table as those of “Executive officers as defined in the Companies Act.”

5. In the chart above three executive officers, who resigned as of June 21, 2019, is included in the number of executive officers in the “Base Salary” and “Other” columns. The four executive officers who retired as of April 1, 2019 are included in the number of executive officers in the column of Performance Payments and Stock Compensation II.

6. With respect to Stock Compensation I for the directors and executive officers, the amounts given are obtained by multiplying the stock ownership points granted by the Compensation Committee of Mizuho Financial Group in July 2019 based on each position, as the stock ownership points granted for fiscal year 2019 (one (1) point translates into one (1) share of common stock of Mizuho Financial Group), by the book value of Mizuho Financial Group stock (158.2734 per share). Stock Compensation I is not linked to the performance of the group and shall be paid at the time of retirement.

7. With respect to the Performance Payments for the executive officers as defined in the Companies Act, the amounts decided by the Compensation Committee of Mizuho Financial Group in July 2019 as the Performance Payments for fiscal year 2018 are stated.

8. With respect to the Stock Compensation II for the executive officers as defined in the Company Act, the amounts given are obtained by multiplying the stock ownership points granted by the Compensation Committee of Mizuho Financial Group in July 2019, based on position and performance as the stock ownership points granted for fiscal year 2018 by the book value of Mizuho Financial Group stock (158.2734 per share). Stock Compensation for fiscal year 2018 is expected to be paid as deferred payments over three years from fiscal year 2020.

9. Because the amount of Performance Payments and Stock Compensation II to be paid with respect to fiscal year 2019 has not yet been determined at present, the aggregate compensation above does not include the amount of Performance Payments and Stock Compensation; however, the necessary reserve is recorded for accounting purposes.

10. The condolence money premiums and other premiums subsidies concerning fiscal year 2019 are included in the above table as “Other” which are based on the decision by the Compensation Committee.

(3) Liability Limitation Agreement

Name	Summary of Liability Limitation Agreement
Tetsuo Seki	Agreement pursuant to the provisions provided for in Article 427, Paragraph 1 of the Companies Act, which limits the liability provided for in Article 423, Paragraph 1 of the Companies Act to the greater of either (i) JPY 20 million or (ii) the amount prescribed by laws and regulations, provided that the outside director is bona fide and without gross negligence in performing their duty.
Tatsuo Kainaka
Hirotake Abe
Masami Yamamoto
Hiroko Ota
Izumi Kobayashi

(4) Attendance at meetings of the Board of Directors and Committees

(As of March 31, 2020)

Name		Board of Directors	Nominating Committee	Compensation Committee	Audit Committee	Risk Committee
Tatsufumi Sakai		10/10 meetings (100%)
Satoshi Ishii		8/8 meetings (100%)
Makoto Umemiya		10/10 meetings (100%)
Motonori Wakabayashi		8/8 meetings (100%)
Hiroaki Ehara		8/8 meetings (100%)
Yasuhiro Sato		10/10 meetings (100%)
Hisaaki Hirama	Chairman of the Risk Committee	8/8 meetings (100%)			12/12 meetings (100%)	7/7 meetings (100%)
Masahiro Kosugi		8/8 meetings (100%)			12/12 meetings (100%)
Tetsuo Seki	Chairman of the Audit Committee	10/10 meetings (100%)	10/10 meetings (100%)	3/3 meetings (100%)	16/16 meetings (100%)
Tatsuo Kainaka	Chairman of the Nominating Committee	10/10 meetings (100%)	10/10 meetings (100%)	3/3 meetings (100%)	16/16 meetings (100%)
Hirotake Abe		10/10 meetings (100%)		3/3 meetings (100%)	16/16 meetings (100%)
Masami Yamamoto	Chairman of the Compensation Committee	8/8 meetings (100%)	9/9 meetings (100%)	3/3 meetings (100%)
Hiroko Ota	Chairman of the Board of Directors	10/10 meetings (100%)	10/10 meetings (100%)
Izumi Kobayashi		10/10 meetings (100%)	10/10 meetings (100%)			8/8 meetings (100%)

Note:

1.

With respect to Messrs. Satoshi Ishii, Hiroaki Ehara, Hisaaki Hirama, Masahiro Kosugi and Masami Yamamoto, the stated attendance at the meetings of the Board of Directors is for those that were held during fiscal year 2019, after their appointment as directors of Mizuho Financial Group in June 2019.

2.

With respect to Mr. Masami Yamamoto, the stated attendance at the meetings of the Nominating Committee and Compensation Committee is for those that were held during fiscal year 2019, after his appointment as a member of the Nominating Committee and Compensation Committee.

3.

With respect to Mr. Hisaaki Hirama, the stated attendance at the meetings of the Audit Committee and Risk Committee is for those that were held during fiscal year 2019, after his appointment as a member of the Audit Committee and Risk Committee.

4.

With respect to Mr. Masahiro Kosugi, the stated attendance at the meetings of the Audit Committee is for those that were held during fiscal year 2019, after his appointment as a member of the Audit Committee.

3. Matters regarding outside directors

(1) Concurrent offices and other details of outside directors

Details of major concurrent offices of outside directors are as described in the above “2. Matters regarding directors and executive officers, 1 Directors and executive officers. ”Mizuho Financial Group has no relationships required to be stated with the organizations at which the outside directors hold major concurrent offices.

(2) Major activities of outside directors

The attendance of outside directors at meetings of the Board of Directors and relevant committees during fiscal year 2019 is as described in the above “2. Matters regarding directors and executive officers, 4 Attendance at meetings of the Board of Directors and Committees.”

By leveraging their extensive experiences, deep insights, and high level of expertise, outside directors proactively voiced useful opinions in the discussions on proposals, provided necessary advice from a perspective independent from that of the management, and performed the decision-making functions and management supervisory functions of the Board of Directors of Mizuho Financial Group and relevant committees.

Name	Term in office	Input at the Board of Directors Meeting and other activities
Tetsuo Seki	4 years, 9 months	By leveraging his extensive experience and deep insight as a senior executive, he proactively made suggestions concerning, among other matters, (i) accountability with respect to performance and (ii) the necessity for handling issues in the medium- to long-term. In addition, as the Chairman of the Audit Committee, he led the initiative in monitoring the performance of the 5-Year Business Plan by the Audit Committee.

Tatsuo Kainaka	5 years, 9 months	By leveraging his extensive experience, deep insight and high level of expertise as a Public Prosecutor, judge, and attorney-at-law, he proactively made suggestions concerning, among other matters, (i) the importance of internal control systems and (ii) strengthening measures on compliance. In addition, as the Chairman of the Nominating Committee, he was in charge of the decision-making and approval processes for directors’ core personnel in thoroughly considering optimal personnel placements.

Name	Term in office	Input at the Board of Directors Meeting and other activities

Hirotake Abe	4 years, 9 months	By leveraging his extensive experience, deep insight, and high level of expertise as a certified public accountant, he proactively made suggestions concerning, among other matters, (i) process development to continue appropriate operations with respect to financial reporting, internal audits and tax compliance and (ii) the necessity of ensuring employees to understand the 5-Year Business Plan.

Masami Yamamoto	9 months	By leveraging his extensive experience and deep insight as a senior executive, he proactively made suggestions concerning, among other matters, (i) building new business models of digital finance and (ii) sustainability initiatives. In addition, as the Chairman of the Compensation Committee, he led the fair decision-making process and approval process for compensation for officers based on business performance during the fiscal year 2018.

Hiroko Ota	5 years, 9 months

She managed the Board of Directors effectively as the Chairman of the Board of Directors.

By leveraging her extensive experience, deep insight and high level of expertise as a university professor and as Minister of State of the Cabinet Office and other positions, she proactively made suggestions concerning, among other matters, (i) our policy to return profits to shareholders taking into account stakeholders and (ii) structural reforms in the 5-Year Business Plan.

Izumi Kobayashi	2 year, 9 months	By leveraging her extensive experience and deep insight as a senior executive, she proactively made suggestions concerning, among other matters, (i) accountability with respect to sustainability initiatives, (ii) the necessity for restructuring business models and company culture and (iii) appropriate monitoring of the various emerging risks.

(3) Compensation for outside directors (for the fiscal year 2019)

	Number of persons	Compensation paid by Mizuho Financial Group	Compensation paid by subsidiary of Mizuho Financial Group
Total amount of compensation	7	118 million yen	None

Notes: Fractions are rounded down.

4. Matters regarding Mizuho Financial Group’s shares

(1) Number of shares

(As of March 31, 2020)
Total number of authorized shares	51,300,000,000

(2) Total number of classes of shares authorized to be issued, total number of shares issued and number of shareholders

	(As of March 31, 2020)
Classification	Total number of classes of shares authorized to be issued	Total number of shares issued	Number of shareholders
Common stock	48,000,000,000	25,392,498,945	991,573
First Series of Class XIV Preferred Stock	900,000,000
Second Series of Class XIV Preferred Stock	900,000,000
Third Series of Class XIV Preferred Stock	900,000,000
Fourth Series of Class XIV Preferred Stock	900,000,000
First Series of Class XV Preferred Stock	900,000,000
Second Series of Class XV Preferred Stock	900,000,000
Third Series of Class XV Preferred Stock	900,000,000
Fourth Series of Class XV Preferred Stock	900,000,000
First Series of Class XVI Preferred Stock	1,500,000,000
Second Series of Class XVI Preferred Stock	1,500,000,000
Third Series of Class XVI Preferred Stock	1,500,000,000
Fourth Series of Class XVI Preferred Stock	1,500,000,000

Notes:

1. The total number of the classes of shares which Mizuho Financial Group is authorized to issue in respect of the First to Fourth Series of Class XIV Preferred Stock shall not exceed 900,000,000 in total.

2. The total number of the classes of shares which Mizuho Financial Group is authorized to issue in respect of the First to Fourth Series of Class XV Preferred Stock shall not exceed 900,000,000 in total.

3. The total number of the classes of shares which Mizuho Financial Group is authorized to issue in respect of the First to Fourth Series of Class XVI Preferred Stock shall not exceed 1,500,000,000 in total.

4. The number of shareholders of common stock listed above does not include 46,165 shareholders who own only shares constituting less than one (1) unit.

(3) Major shareholders as of March 31, 2020

Common stock

(As of March 31, 2020)

Name of shareholder	Number of shares held and percentage of shares held
	Number of shares held	Percentage of shares held
The Master Trust Bank of Japan, Ltd. (Trustee account)	1,642,845,500	6.47
Japan Trustee Services Bank, Ltd. (Trustee account)	1,109,233,400	4.36
Japan Trustee Services Bank, Ltd. (Trustee account 5)	545,964,100	2.15
Japan Trustee Services Bank, Ltd. (Trustee account 9)	522,476,800	2.05
JP Morgan Chase Bank 385151	443,776,306	1.74
State Street Bank West Client – Treaty 505234	423,565,756	1.66
Japan Trustee Services Bank, Ltd. (Trustee account 7)	384,499,000	1.51
State Street Bank and Trust Company 505103	293,537,902	1.15
Japan Trustee Services Bank, Ltd. (Trustee account 1)	280,082,100	1.10
Japan Trustee Services Bank, Ltd. (Trustee account 4)	263,338,400	1.03

Notes:

1. Figures for the percentages of shares held are rounded down to the nearest second decimal place.

2. The percentages of shares held are calculated by excluding treasury stock (3,622,415 shares).

5. Matters regarding stock acquisition rights of Mizuho Financial Group

The following table is a summary of the stock acquisition rights issued to the directors (excluding the outside directors), executive officers as defined in the Companies Act and executive officers as defined in our internal regulations of Mizuho Financial Group and its subsidiaries, Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd, pursuant to the Companies Act, in consideration for execution of duties:

	Allotment date of stock acquisition rights	Number of stock acquisition rights	Class and number of subject shares	Issue price (per stock acquisition right) (JPY)	Exercise price (per share) (JPY)	Exercise period
Fourth Series of Stock Acquisition Rights of Mizuho Financial Group	December 8, 2011	12,452 rights	Common stock, 12,452,000 shares	91,840	1	From December 9, 2011 to December 8, 2031
Fifth Series of Stock Acquisition Rights of Mizuho Financial Group	August 31, 2012	11,776 rights	Common stock, 11,776,000 shares	113,250	1	From September 3, 2012 to August 31, 2032
Seventh Series of Stock Acquisition Rights of Mizuho Financial Group	December 1, 2014	9,602 rights	Common stock, 9,602,000 shares	186,990	1	From December 2, 2014 to December 1, 2034

Note:

Statements regarding the first through third series, and the sixth series of stock acquisition rights of Mizuho Financial Group are omitted because our directors and executive officers held no stock acquisition rights as of March 31, 2020.

(1) Stock acquisition rights of Mizuho Financial Group held by directors and executive officers as of March 31, 2020

	Number of stock acquisition rights	Class and number of subject shares	Number of persons and rights held by directors and executive officers as defined in the Companies Act
Fourth Series of Stock Acquisition Rights of Mizuho Financial Group	77 rights	Common stock, 77,000 shares	1 person, 77 rights
Fifth Series of Stock Acquisition Rights of Mizuho Financial Group	151 rights	Common stock, 151,000 shares	1 person, 151 rights
Seventh Series of Stock Acquisition Rights of Mizuho Financial Group	283 rights	Common stock 283,000 shares	4 persons, 283 rights

(2) Stock acquisition rights of Mizuho Financial Group delivered to employees during the fiscal year ended March 31, 2020

No stock acquisition rights of Mizuho Financial Group were delivered to employees during the fiscal year ended March 31, 2020.

6. Other

Policy for exercise of the authority given to the Board of Directors pursuant to the provision of the Articles of Incorporation subject to the provisions of Article 459, Paragraph 1 of the Companies Act (policy for making decisions regarding dividends from surplus)

In its Articles of Incorporation, Mizuho Financial Group provides that it shall decide distribution of dividends from surplus and other matters provided for in each item of Article 459, Paragraph 1 of the Companies Act, not by a resolution of a general meeting of shareholders, but by a resolution of the Board of Directors, unless otherwise provided for in laws or regulations.

Mizuho Financial Group has been implementing disciplined capital management by pursuing the optimum balance between strengthening of stable capital base and steady returns to shareholders. For fiscal year 2019, after thorough consideration while formulating the 5-Year Business Plan, Mizuho Financial Group set a policy to return profits to shareholders through which we are maintaining the current level of dividends for the time being while aiming to strengthen our capital base further to enhance returns to shareholders at an early stage. Mizuho Financial Group will continue to endeavor to realize steady returns to shareholders. In accordance with such policy, Mizuho Financial Group will comprehensively consider the business environment such as the group’s business results, profit base, status of capital adequacy, and domestic and international regulatory trends such as the Basel framework in determining the returns to shareholders for each term.

Other matters to consider

There are no matters to report that apply to the following sections: “Business transfer, etc.,” “Other important matters regarding the current state of the group,” “Opinion of the outside directors,” “Liability limitation agreements with independent auditors,” “Basic policy on the conduct of parties in control of financial and business policy decisions of the company,” “Matters concerning transactions with the parent company” and “Matters concerning accounting advisors (‘kaikei sanyo’).”

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2020

Millions of yen
As of March 31, 2020
Assets
Cash and Due from Banks	¥41,069,745
Call Loans and Bills Purchased	584,686
Receivables under Resale Agreements	18,581,488
Guarantee Deposits Paid under Securities Borrowing Transactions	2,243,161
Other Debt Purchased	2,688,273
Trading Assets	13,248,734
Money Held in Trust	411,847
Securities	34,907,234
Loans and Bills Discounted	83,468,185
Foreign Exchange Assets	2,044,415
Derivatives other than for Trading Assets	1,944,060
Other Assets	5,206,121
Tangible Fixed Assets	1,103,622
Buildings	287,038
Land	610,305
Lease Assets	13,293
Construction in Progress	72,290
Other Tangible Fixed Assets	120,694
Intangible Fixed Assets	636,139
Software	429,136
Goodwill	61,276
Lease Assets	4,118
Other Intangible Fixed Assets	141,608
Net Defined Benefit Asset	846,782
Deferred Tax Assets	32,493
Customers’ Liabilities for Acceptances and Guarantees	6,066,527
Reserves for Possible Losses on Loans	(424,446)

Total Assets	¥214,659,077

Liabilities
Deposits	¥131,189,673
Negotiable Certificates of Deposit	13,282,561
Call Money and Bills Sold	2,263,076
Payables under Repurchase Agreements	17,971,098
Guarantee Deposits Received under Securities Lending Transactions	1,108,255
Commercial Paper	411,089
Trading Liabilities	9,604,890
Borrowed Money	5,209,947
Foreign Exchange Liabilities	509,405
Short-term Bonds	373,658
Bonds and Notes	8,906,432
Due to Trust Accounts	1,055,510
Derivatives other than for Trading Liabilities	1,619,151
Other Liabilities	6,111,195
Reserve for Bonus Payments	75,175
Reserve for Variable Compensation	2,559
Net Defined Benefit Liability	62,113
Reserve for Director and Corporate Auditor Retirement Benefits	944
Reserve for Possible Losses on Sales of Loans	637
Reserve for Contingencies	6,443
Reserve for Reimbursement of Deposits	27,851
Reserve for Reimbursement of Debentures	18,672
Reserves under Special Laws	2,509
Deferred Tax Liabilities	53,150
Deferred Tax Liabilities for Revaluation Reserve for Land	62,695
Acceptances and Guarantees	6,066,527

Total Liabilities	205,995,229

Net Assets
Common Stock	2,256,767
Capital Surplus	1,136,467
Retained Earnings	4,174,190
Treasury Stock	(6,414)

Total Shareholders’ Equity	7,561,010

Net Unrealized Gains (Losses) on Other Securities	823,085
Deferred Gains or Losses on Hedges	72,081
Revaluation Reserve for Land	136,655
Foreign Currency Translation Adjustments	(133,178)
Remeasurements of Defined Benefit Plans	94,317

Total Accumulated Other Comprehensive Income	992,960

Stock Acquisition Rights	213
Non-controlling Interests	109,662

Total Net Assets	8,663,847

Total Liabilities and Net Assets	¥214,659,077

CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEAR ENDED MARCH 31, 2020

Millions of yen
For the fiscal year ended March 31, 2020
Ordinary Income	¥3,986,701
Interest Income	2,014,440
Interest on Loans and Bills Discounted	1,242,279
Interest and Dividends on Securities	266,861
Interest on Call Loans and Bills Purchased	5,356
Interest on Receivables under Resale Agreements	251,830
Interest on Securities Borrowing Transactions	18,779
Interest on Due from Banks	105,257
Other Interest Income	124,074
Fiduciary Income	58,565
Fee and Commission Income	778,842
Trading Income	406,539
Other Operating Income	412,114
Other Ordinary Income	316,198
Recovery of Written-off Claims	11,901
Other	304,296
Ordinary Expenses	3,348,823
Interest Expenses	1,280,897
Interest on Deposits	482,887
Interest on Negotiable Certificates of Deposit	124,332
Interest on Call Money and Bills Sold	8,686
Interest on Payables under Repurchase Agreements	351,012
Interest on Securities Lending Transactions	7,041
Interest on Commercial Paper	15,484
Interest on Borrowed Money	33,949
Interest on Short-term Bonds	31
Interest on Bonds and Notes	173,398
Other Interest Expenses	84,073
Fee and Commission Expenses	159,598
Trading Expenses	15,239
Other Operating Expenses	152,547
General and Administrative Expenses	1,378,398
Other Ordinary Expenses	362,142
Provision for Reserves for Possible Losses on Loans	161,005
Other	201,137

Ordinary Profits	637,877

Extraordinary Gains	2,239
Gains on Disposition of Fixed Assets	2,239
Extraordinary Losses	21,399
Losses on Disposition of Fixed Assets	6,138
Losses on Impairment of Fixed Assets	15,224
Other Extraordinary Losses	36

Income before Income Taxes	618,717

Income Taxes:
Current	150,088
Deferred	11,408

Total Income Taxes	161,496

Profit	457,221

Profit Attributable to Non-controlling Interests	8,652

Profit Attributable to Owners of Parent	¥448,568

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

FOR THE FISCAL YEAR ENDED MARCH 31, 2020

	Millions of yen
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,767	1,138,449	3,915,521	(7,703)	7,303,034
Changes during the period
Cash Dividends			(190,405)		(190,405)
Profit Attributable to Owners of Parent			448,568		448,568
Repurchase of Treasury Stock				(1,908)	(1,908)
Disposition of Treasury Stock		(625)		3,197	2,571
Transfer from Revaluation Reserve for Land			1,117		1,117
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		(1,968)			(1,968)
Transfer from Retained Earnings to Capital Surplus		611	(611)		—
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	—	(1,981)	258,668	1,288	257,975

Balance as of the end of the period	2,256,767	1,136,467	4,174,190	(6,414)	7,561,010

	Accumulated Other Comprehensive Income						Stock Acquisition Rights	Non- Controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasure-ments of Defined Benefit Plans	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	1,186,401	(22,282)	137,772	(111,057)	254,936	1,445,770	707	444,525	9,194,038
Changes during the period
Cash Dividends									(190,405)
Profit Attributable to Owners of Parent									448,568
Repurchase of Treasury Stock									(1,908)
Disposition of Treasury Stock									2,571
Transfer from Revaluation Reserve for Land									1,117
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders									(1,968)
Transfer from Retained Earnings to Capital Surplus									—
Net Changes in Items other than Shareholders’ Equity	(363,316)	94,364	(1,117)	(22,120)	(160,619)	(452,809)	(493)	(334,862)	(788,165)

Total Changes during the period	(363,316)	94,364	(1,117)	(22,120)	(160,619)	(452,809)	(493)	(334,862)	(530,190)

Balance as of the end of the period	823,085	72,081	136,655	(133,178)	94,317	992,960	213	109,662	8,663,847

NON-CONSOLIDATED FINANCIAL STATEMENTS

NON-CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2020

Millions of yen
As of March 31, 2020
Assets
Current Assets
Cash and Due from Banks	¥43,233
Prepaid Expenses	4,124
Other Current Assets	42,915
Total Current Assets	90,273
Fixed Assets
Tangible Fixed Assets	67,318
Buildings	4,004
Equipment	266
Land	32,125
Construction in Progress	30,922
Intangible Fixed Assets	8,117
Trademarks	0
Software	7,483
Other Intangible Fixed Assets	633
Investments	12,658,067
Investment Securities	2
Investments in Subsidiaries and Affiliates	6,079,198
Long-term Loans to Subsidiaries and Affiliates	6,539,818
Long-term Prepaid Expenses	123
Prepaid Pension Cost	19,196
Other Investments	19,728
Total Fixed Assets	12,733,504

Total Assets	¥12,823,777

Liabilities
Current Liabilities
Short-term Borrowings	¥860,000
Accounts Payable	2,534
Accrued Expenses	27,360
Accrued Corporate Taxes	46
Deposits Received	2,439
Unearned Income	1
Reserve for Bonus Payments	393
Reserve for Variable Compensation	609
Total Current Liabilities	893,384
Non-Current Liabilities
Bonds and Notes	6,414,818
Long-term Borrowings	125,000
Deferred Tax Liabilities	1,414
Reserve for Employee Retirement Benefits	7,076
Other Non-Current Liabilities	19,641
Total Non-Current Liabilities	6,567,949

Total Liabilities	¥7,461,334

Net Assets
Shareholders’ Equity
Common Stock	¥2,256,767
Capital Surplus
Capital Reserve	1,196,659
Total Capital Surplus	1,196,659
Retained Earnings
Appropriated Reserve	4,350
Other Retained Earnings	1,909,437
Retained Earnings Brought Forward	1,909,437
Total Retained Earnings	1,913,787
Treasury Stock	(4,982)

Total Shareholders’ Equity	5,362,232

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes	(3)

Total Valuation and Translation Adjustments	(3)

Stock Acquisition Rights	213

Total Net Assets	5,362,442

Total Liabilities and Net Assets	¥12,823,777

NON-CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEAR ENDED MARCH 31, 2020

Millions of yen
For the fiscal year ended March 31, 2020
Operating Income
Cash Dividends Received from Subsidiaries and Affiliates	¥36,673
Fee and Commission Income Received from Subsidiaries and Affiliates	38,750
Total Operating Income	75,424
Operating Expenses
General and Administrative Expenses	38,951
Total Operating Expenses	38,951

Operating Profits	36,472

Non-Operating Income
Interest on Deposits and Cash Dividends	17
Interest on Loans	123,353
Other Non-Operating Income	679
Total Non-Operating Income	124,051
Non-Operating Expenses
Interest Expenses	1,862
Interest on Bonds	117,729
Bond Issuance Expenses	6,924
Other Non-Operating Expenses	5,108
Total Non-Operating Expenses	131,624

Ordinary Profits	28,899

Extraordinary Gains
Gains on Sales of Fixed Assets	10,865
Gains on Disposition of Investments in Subsidiaries	239
Total Extraordinary Gains	11,105

Extraordinary Losses
Other Extraordinary Losses	7
Total Extraordinary Losses	7

Income before Income Taxes	39,997

Income Taxes:
Current	29
Deferred	5,912
Total Income Taxes	5,941

Net Income	¥34,056

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

FOR THE FISCAL YEAR ENDED MARCH 31, 2020

	Millions of yen
	Shareholders’ Equity
	Common Stock	Capital Surplus			Retained Earnings			Treasury Stock	Total Shareholders’ Equity
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
						Retained Earnings Brought Forward
Balance as of the beginning of the period	2,256,767	1,196,659	13	1,196,673	4,350	2,066,399	2,070,749	(6,176)	5,518,013
Changes during the period
Cash Dividends						(190,405)	(190,405)		(190,405)
Net Income						34,056	34,056		34,056
Repurchase of Treasury Stock								(1,441)	(1,441)
Disposition of Treasury Stock			(625)	(625)				2,635	2,009
Transfer from Retained Earnings to Capital Surplus			611	611		(611)	(611)		—
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	—	—	(13)	(13)	—	(156,961)	(156,961)	1,194	(155,780)

Balance as of the end of the period	2,256,767	1,196,659	—	1,196,659	4,350	1,909,437	1,913,787	(4,982)	5,362,232

	Valuation and Translation Adjustments	Stock Acquisition Rights	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities, net of Taxes
Balance as of the beginning of the period	(0)	707	5,518,720
Changes during the period
Cash Dividends			(190,405)
Net Income			34,056
Repurchase of Treasury Stock			(1,441)
Disposition of Treasury Stock			2,009
Transfer from Retained Earnings to Capital Surplus			—
Net Changes in Items other than Shareholders’ Equity	(3)	(493)	(496)

Total Changes during the period	(3)	(493)	(156,277)

Balance as of the end of the period	(3)	213	5,362,442

[Translation]

Independent Auditor’s Report

May 15, 2020

The Board of Directors

Mizuho Financial Group, Inc.

Ernst & Young ShinNihon LLC Tokyo, Japan

Ryuji Takagi Designated Engagement Partner Certified Public Accountant

Hiroshi Nishida Designated Engagement Partner Certified Public Accountant

Shinichi Hayashi Designated Engagement Partner Certified Public Accountant

Mitsuhiro Nagao Designated Engagement Partner Certified Public Accountant

Audit opinion

Pursuant to Article 444, Paragraph 4 of the Companies Act, we have audited the accompanying consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets and the notes to the consolidated financial statements of Mizuho Financial Group, Inc. (the “Company”) applicable to the fiscal year from April 1, 2019 through March 31, 2020.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position and results of operations of the Mizuho Financial Group, Inc. and its consolidated subsidiaries, applicable to the fiscal year ended March 31, 2020 in accordance with accounting principles generally accepted in Japan.

Basis for the audit opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in Auditor’s Responsibility for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company and its consolidated subsidiaries in accordance with the ethical requirements that are relevant to our audit of the financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management’s and the Audit Committee’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern and disclosing, as required by accounting principles generally accepted in Japan, matters related to going concern.

The audit committee is responsible for monitoring the execution of duties by executive officers and directors in the development and operation of financial reporting processes

Auditor’s Responsibility for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate they could reasonably be expected to influence the economic decisions of users taken on the basis of the consolidated financial statements.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

•

In making those risk assessments, we consider internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the purpose of the audit of the consolidated financial statements is not expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation in accordance with accounting principles generally accepted in Japan.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company and its consolidated subsidiaries to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the audit committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the audit committee with a statement that we have complied with the ethical requirements regarding independence that are relevant to our audit of the financial statements in Japan, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Conflicts of Interest

We have no interest in the Company and its consolidated subsidiaries which should be disclosed in accordance with the Certified Public Accountants Act.

[Notes to the Readers of Independent Auditor’s Report]

This is an English translation of the Independent Auditor’s Report as required by the Companies Act of Japan for the conveniences of the reader.

[Translation]

Independent Auditor’s Report

May 15, 2020

The Board of Directors

Mizuho Financial Group, Inc.

Ernst & Young ShinNihon LLC Tokyo, Japan

Ryuji Takagi Designated Engagement Partner Certified Public Accountant

Hiroshi Nishida Designated Engagement Partner Certified Public Accountant

Shinichi Hayashi Designated Engagement Partner Certified Public Accountant

Mitsuhiro Nagao Designated Engagement Partner Certified Public Accountant

Audit opinion

Pursuant to Article 436, Section 2, Paragraph 1 of the Companies Act, we have audited the accompanying non-consolidated financial statements, which comprise the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets, the notes to the non-consolidated financial statements and the related supplementary schedules (“Financial Statements, etc.”), of Mizuho Financial Group, Inc. (the “Company”) applicable to the 18th fiscal year from April 1, 2019 through March 31, 2020.

In our opinion, the Financial Statements, etc. referred to above present fairly, in all material respects, the financial position and results of operations of Mizuho Financial Group, Inc. applicable to the 18th fiscal year ended March 31, 2020 in accordance with accounting principles generally accepted in Japan.

Basis for the audit opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibility for the Audit of the Financial Statements, etc. section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the Financial Statements, etc. in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management’s and the Audit Committee’s Responsibility for the Financial Statements, etc.

Management is responsible for the preparation and fair presentation of the Financial Statements, etc. in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the Financial Statements, etc. that are free from material misstatement, whether due to fraud or error.

In preparing the Financial Statements, etc., management is responsible for assessing the Company’s ability to continue as a going concern and disclosing, as required by accounting principles generally accepted in Japan, matters related to going concern.

The audit committee is responsible for monitoring the execution of duties by executive officers and directors in the development and operation of financial reporting processes.

Auditor’s Responsibility for the Audit of the Financial Statements, etc.

Our objectives are to obtain reasonable assurance about whether the Financial Statements, etc. as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate they could reasonably be expected to influence the economic decisions of users taken on the basis of the Financial Statements, etc..

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the Financial Statements, etc., whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

•

In making those risk assessments, we consider internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the purpose of the audit of the Financial Statements, etc. is not expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Financial Statements, etc. or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the Financial Statements, etc., including the disclosures, and whether the Financial Statements, etc. represent the underlying transactions and events in a manner that achieves fair presentation in accordance with accounting principles generally accepted in Japan.

We communicate with the audit committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the audit committee with a statement that we have complied with the ethical requirements regarding independence that are relevant to our audit of the Financial Statements, etc. in Japan, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Conflicts of Interest

We have no interest in the Company which should be disclosed in accordance with the Certified Public Accountants Act.

[Notes to the Readers of Independent Auditor’s Report]

This is an English translation of the Independent Auditor’s Report as required by the Companies Act of Japan for the conveniences of the reader

[Translation]

Audit Report

The Audit Committee audited the performance of duties of Mizuho Financial Group’s directors and executive officers as defined in the Companies Act during the 18th fiscal year since founding (from April 1, 2019 to March 31, 2020) and hereby reports the auditing method and the results thereof as follows:

1.	Auditing method and details thereof

The Audit Committee received from the directors and the executive officers as defined in the Companies Act, employees, and other related persons, reports on the content of resolutions made by the Board of Directors regarding the matters as enumerated in (b) through (e) of Article 416, Paragraph 1, Item (i) of the Companies Act and the status of (i) the establishment of systems that have been developed in compliance of such resolutions (internal control system) and (ii) the management thereof and, when necessary, requested explanations regarding such reports and expressed our opinions. In addition, in accordance with the auditing policy established by the Audit Committee and the assignment of the duties of each member of the Audit Committee and other related matters, the Audit Committee, working closely with the Internal Audit Group, attended important meetings; received from the directors, the executive officers as defined in the Companies Act, and other related persons, reports on the matters regarding the performance of their duties and, when necessary, requested explanations regarding such reports; inspected important authorized documents and associated information; and examined the business and financial position of the Mizuho Financial Group. As for Mizuho Financial Group’s subsidiaries, the Audit Committee has shared information with the directors and corporate auditors and other related persons of these subsidiaries and, when necessary, received reports from the subsidiaries regarding their businesses. Based on the foregoing method, we examined the Business Report and the supplementary schedules for this fiscal year.

In addition, the Audit Committee monitored and examined whether the independent auditors maintain their independence and carry out audits in an appropriate manner. The Audit Committee received from the independent auditors reports on the performance of their duties and, when necessary, requested explanations regarding those reports. The Audit Committee also received notification from the independent auditors regarding the structure for ensuring appropriate execution of the duties of the independent auditors (as enumerated in each item of Article 131 of the Company Calculation Regulations). When necessary, the Audit Committee requested explanations on such notifications. Based on the foregoing method, the Audit Committee reviewed the consolidated financial statements for this fiscal year (consolidated balance sheet, consolidated statement of income, consolidated statement of changes in net assets, and notes to consolidated financial statements) and the non-consolidated financial statements (non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statement of changes in net assets, and notes to non-consolidated financial statements) and supplementary schedules thereto.

2.	Audit results

(1)	Audit results on the Business Report

A.

In our opinion, the Business Report and the supplementary schedules fairly represent Mizuho Financial Group’s condition in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of Mizuho Financial Group.

B.

With regard to the execution of duties by the directors and the executive officers as defined in the Companies Act, we have found no evidence of misconduct or material facts in violation of the applicable laws and regulations of Japan or the Articles of Incorporation of Mizuho Financial Group in the course of the execution of duties of the directors.

C.	In our opinion, the content of the resolutions of the Board of Directors regarding the internal control systems is appropriate.

With respect to the internal control systems, we have not found anything to be pointed out regarding the content of the Business Report nor the performance of duties by the directors and the executive officers as defined in the Companies Act.

(2)	Results of audit of the consolidated financial statements

In our opinion, the method and results of the audit employed and rendered by Ernst & Young ShinNihon LLC, the independent auditors, are fair and reasonable.

(3)	Results of audit of the non-consolidated financial statements and supplementary schedules thereto

In our opinion, the method and results of the audit employed and rendered by Ernst & Young ShinNihon LLC, the independent auditors, are fair and reasonable.

May 15, 2020

Audit Committee, Mizuho Financial Group, Inc.

Tetsuo Seki, Member of the Audit Committee
Tatsuo Kainaka, Member of the Audit Committee
Hirotake Abe, Member of the Audit Committee
Hisaaki Hirama, Member of the Audit Committee

Note: Messrs. Tetsuo Seki, Tatsuo Kainaka and Hirotake Abe, the members of the Audit Committee, are “outside directors” as provided for in Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

[End of Document]

Reference

Policy regarding Mizuho Financial Group’s cross-shareholdings of other listed companies

Policy regarding Mizuho Financial Group’s cross-shareholdings of other listed companies

•

As a basic policy, unless we consider these holdings to be meaningful, Mizuho Financial Group and the Three Core Companies will not hold the shares of other companies as cross-shareholdings. This reflects factors including the changes in the environment surrounding Japan’s Corporate Governance Code and the potential impact on our financial position associated with stock market volatility risk.

•

We consider cross-shareholdings to be meaningful if they contribute to the maintenance and improvement of the corporate value of issuers and the Mizuho group based on their growth potential, outlook or revitalization perspectives or as a result of studies on present and future economic feasibility and profitability.

•

We will regularly and continually examine whether shares held as cross-shareholdings are meaningful, and we will dispose of holdings determined to be deficient in meaning with due regard to the impact on the market and other matters. Through dialogue with the issuing companies, we will also reduce even those holdings we consider to be meaningful.

Standards regarding the exercise of voting rights associated with crossshareholdings

•

Mizuho Financial Group and the Three Core Companies will exercise voting rights after comprehensive consideration of whether an issuing company has established effective corporate governance and is making appropriate decisions to improve its corporate value over the medium to long term. We will also consider any impact to our own corporate value.

Further, if we are unable to agree on proposals made by issuing companies, we may consider disposing of our share holdings.

•

We will consider specific proposals through dialogue with the issuing companies and studies conducted by our own specialized departments. In particular, when proposals such as those listed below could affect corporate value or shareholder interests, we will decide on the exercise of voting rights after comprehensive consideration of the purposes of the proposals and the issuing company’s approach to improving corporate value

•   Proposals to re-elect directors and auditors, grant retirement benefits, pay bonuses and increase compensation amounts when an issuing company has posted a loss or paid no dividends for a certain period of time, or a corporate scandal has occurred.

•   Proposals to re-elect representative directors when profit on capital is going through a long-term slump or there are less than two independent outside directors after convening a general meeting of shareholders.

•   Proposals to appropriate retained earnings when there are ongoing low dividend distributions or when such proposals, if resolved, may adversely affect financial soundness.

•   Proposals to adopt or continue anti-takeover measures.

•   Proposals for reorganization such as through a merger.

•   Proposals for capital strategies, including issuing new shares.

•   Proposals to grant stock options to dilute overall shares.

•   Proposals to change Articles of Incorporation that may impact shareholder value.

•   Proposals based on shareholder proposals.

“Three Core Companies” refers to Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd.

Process for assessing whether cross-shareholding is meaningful

Taking into account our Policy Regarding Mizuho Financial Group’s Cross-shareholdings of Other Listed Companies, we assess whether cross-shareholding is meaningful using the process outlined below.

Initiatives for reduction of cross-shareholdings of other listed companies

Reduction results and target	Consolidated Acquisition cost basis

* Other Securities which have readily determinable fair market values.

Toward more enhanced dialogue with shareholders

We are actively working to enhance two-way communication with our shareholders through various means, including the general meetings of shareholders, briefings for individual investors and our website.

Resources for information

Live streaming of the general meeting of shareholders;

Online access to general meetings of shareholders video recordings (the reported matters and question and answer session portions);

Online briefings for individual investors; and IR website

Questionnaire

17th Ordinary General Meeting of Shareholders	Shareholders’ newsletter (the 18th interim period report to our shareholders)

We obtained answers from 1,186 shareholders at the venue.	We obtained answers from 4,473 shareholders.

Was the Business Report understandable?	How did your impression of Mizuho Financial Group change after reading the newsletter?